INTERNATIONAL TOWER HILL MINES LTD.
(An Exploration Stage Company)

FORM 51-102F1
MANAGEMENT DISCUSSION & ANALYSIS

August 26, 2011

Introduction

This Management Discussion & Analysis (“MD&A”) for International Tower Hill Mines Ltd. (the “Company” or “ITH”) for the year ended May 31, 2011 has been prepared by management, in accordance with the requirements of National Instrument 51-102, as of August 26, 2011 and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended May 31, 2011, 2010 and 2009. Except where otherwise noted, all dollar amounts are stated in Canadian dollars.

Caution Regarding Forward Looking Statements

This MD&A contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. These statements relate to future events or the future activities or performance of the Company. All statements, other than statements of historical fact are forward-looking statements. Information concerning mineral resource estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or which by their nature refer to future events. These forward looking statements include, but are not limited to, statements concerning:

  the Company’s strategies and objectives, both generally and specifically in respect of the Livengood project;

  the potential for the expansion of the estimated resources at Livengood;

  the potential for a production decision concerning, and any production at, the Livengood project;

  the completion of a Pre-feasibility Study for the Livengood project;

  the potential for higher grade mineralization to form the basis for a starter surface mine shell in any production scenario at Livengood;

  the potential overburden geometry of the Livengood deposit being amenable for a low cost surface mine that could support a high production rate and economies of scale;

  the potential for cost savings due to the high gravity gold concentration component of some of the Livengood mineralization;

  the timing of decisions regarding the timing and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, the Company’s ongoing exploration program at Livengood;

  the Company’s estimates of the quality and quantity of the resources at Livengood;

  the timing and cost of the planned future exploration programs at Livengood, and the timing of the receipt of results therefrom;

  the Company’s future cash requirements;

  general business and economic conditions;

  the Company’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations;

  the use of the proceeds from the financing which closed November 10, 2010; and

  the ability of the Company to continue to refine the project economics for the Livengood project, including by increasing proposed production and shortening the proposed mine life.

Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Inherent in forward looking statements are risks and uncertainties beyond the Company’s ability to predict or control, including, but not limited to, risks related to the Company’s inability to identify one or more economic deposits on its property, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its property successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified herein under “Risk Factors”.

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about:

  the level and volatility of the price of gold;

  general business and economic conditions;

  the timing of the receipt of regulatory and governmental approvals, permits and authorizations necessary to implement and carry on the Company’s planned exploration and potential development program at Livengood;

  conditions in the financial markets generally;

  the Company’s ability to secure the necessary consulting, drilling and related services and supplies on favourable terms in connection with not only its ongoing exploration program at Livengood but also in connection with the completion of its pre-feasibility study and in connection with any feasibility study that may be commissioned;

  the Company’s ability to attract and retain key staff, particularly in connection with the carrying out of a feasibility study and the development of any mine at Livengood;

  the accuracy of the Company’s resource estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;

  the timing of the ability to commence and complete the planned work at Livengood;

  the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration and development programs at Livengood and the Company’s ability to comply with such terms on a safe and cost-effective basis;

  the ongoing relations of the Company with its underlying lessors and the applicable regulatory agencies;

  that the metallurgy and recovery characteristics of samples from certain of the Company’s mineral properties are reflective of the deposit as a whole;

  the continued development of and potential construction of any mine at the Livengood property not requiring consents, approvals, authorizations or permits that are materially different from those identified to date by the Company;

  the ability of the Company to predict how the net proceeds of the Financing will be used; and

  the timetables for the completion of a pre-feasibility study at Livengood and for any feasibility study that may be commissioned.

These forward looking statements are made as of the date hereof and the Company does not intend and does not assume any obligation, to update these forward looking statements, except as required by applicable law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Historical results of operations and trends that may be inferred from the following discussion and analysis may not necessarily indicate future results from operations. In particular, the current state of the global securities markets may cause significant reductions in the price of the Company’s securities and render it difficult or impossible for the Company to raise the funds necessary to continue operations. See “Risk Factors – Insufficient Financial Resources/Share Price Volatility”.

Caution Regarding Adjacent or Similar Mineral Properties

This MD&A contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC. As a foreign private issuer preparing this MD&A pursuant to Canadian disclosure requirements under the Canada-U.S. Multi-Jurisdictional Disclosure System, this MD&A is not subject to the requirements of SEC Industry Guide 7. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any production therefore or economics with respect thereto, are not indicative of mineral deposits on the Company’s properties or the potential production from, or cost or economics of, any future mining of any of the Company’s mineral properties.

Cautionary Note to US Investors Concerning Reserve and Resource Estimates

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”). These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1933, as amended (the “Securities Act”). Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A and the documents incorporated by reference herein contain descriptions of the Company’s mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

All of the Company's public disclosure filings, including its most recent Annual Information Form, management information circular, material change reports, press releases and other information, may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s Livengood project.

Current Business Activities

General

During the quarter ended May 31, 2011, and to the date of this MD&A, the Company advanced its Livengood Gold Project in Alaska with the continuation of activities in support of the Pre-feasibility Study (“PFS”). This included ongoing drill programs, the advancement of engineering and environmental studies, and the build-up of its team in Fairbanks, Alaska.

Highlights of activities during the quarter include:

  Mr. James J. Komadina was appointed the new CEO of ITH and as a Director, effective June 1, 2011.

  The completion of the 2011 winter drill program and commencement of the 2011 summer drill program at the Livengood Project. With a total of eight drill rigs operating, the drill program is designed to: (1) expand the deposit in the Southwest (SW) area of the Money Knob deposit; (2) determine the continuity, size and geometry of the higher grade structural zones, (3) continue infill drilling between the Core and Sunshine zones; (4) develop surface mine geotechnical and hydro-geologic data; and (5) develop geotechnical data in areas identified as potential infrastructure sites. The project is currently operating 8 drill rigs (5 diamond and 3 RC).

  Deeper drilling has revealed at least two major structurally controlled higher grade feeder zones in the broader Core Zone, which average 1.0 – 2.0 g/t gold with internal intervals of 3.0 – 5.0 g/t gold. These structural zones have strike lengths between 275 metres and 325 metres with vertical extents up to 200 metres. Both structures are open at depth and along strike. Further drill will focus on extending these high-grade zones and targeting other high priority high-grade targets within the deposit.

  A district wide exploration program commenced at the beginning of June 2011, targeting potential new gold discoveries along the Livengood mineralized trend. The program includes 130 line kilometres of a 3D IP geophysical survey, and an initial phase of 3,750 metres of diamond drilling.

  PFS work proceeded with substantial progress in the metallurgical testing, process design and infrastructure site selections. The PFS is on schedule for completion in November 2011.

  An updated NI 43-101 report and revised preliminary economic assessment directed at evaluating a large milling only concept for the project was completed in August 2011.

  The ITH Board of Directors approved the 2011 fiscal year budget (June 1, 2011 to May 31, 2012) totalling CAD 67 million.

Corporate Personnel

Mr. James J. Komadina was appointed as the Company’s new Chief Executive Officer and as a director, effective June 1, 2011. He will step into the role formerly held by Jeff Pontius, who became a director on June 1, 2011. Mr. Komadina has 32 years of diverse natural resource experience in project development, construction and operations, having held senior management positions with major gold producers including Gold Fields, AngloGold and Newmont.

Most recently, Mr. Komadina was the President and Chief Operating Officer of Brazauro Resources, a Canadian resource company with operations in Brazil, where he was responsible for all exploration, development and operational activities until the company was acquired in July 2010 by Eldorado Gold at a 92% premium to the market price. Other experience includes his role as the Senior Vice President, Development Projects for Gold Fields where he led the development and construction of the USD430 Million Cerro Corona project in Peru. From 1999 to 2003, he was the President and Chief Executive Officer, North America, for AngloGold Limited where he was responsible for all regional business activities. From 1992 to 1999, he held various senior positions with Minorco/AngloGold North America, including Executive VP and COO responsible for operations producing approximately 500,000 ounces per year as well as associated reserve and capital programs including the development and operation of the Cripple Creek Mine in Colorado. Prior to that, he was the VP Operations Planning for Newmont Gold Company directing various Nevada expansion projects and assessing merger opportunities. Mr. Komadina holds a Bachelor of Science degree in Metallurgical Engineering from the University of Arizona, a Master of Business Administration from the University of Phoenix and completed the Advanced Management Program at the Wharton School of Business.

Livengood Project

Drill Results

The winter drill program, which began in February 2011, was focused on confirming the continuity and grade of the mineralization in the Southwest (SW), South Core and Sunshine zones of the Money Knob deposit, as well as follow-up exploration of a new, deeper, higher grade zone with a series of 500-metre core holes. The results continue to outline and expand the high-grade zones within the deposit, which could form initial surface mining phases in a potential extraction scenario. The Company will incorporate all results from the 2011 Winter drill program into an updated Resource Estimate planned to be released by the fourth quarter of 2011.The location of holes reported here are shown in Figure 1, with significant intercepts listed in Table 1.

Highlights from Drilling:

Hole MK-RC-0504: 33.5 m @ 8.07 g/t gold from 80.8 - 114.3 m depth (infill, Core Zone)
Hole MK-RC-0485: 93.0 m @ 1.24 g/t gold from 178.3 - 271.3 m depth (infill, Core Zone)
Hole MK-RC-0488: 88.4 m @ 0.94 g/t gold from 185.9 - 274.3 m depth (infill, Core Zone)
Hole MK-11-103: 28.6 m @ 1.83 g/t gold from 156.4 - 185.0 m depth (infill, Core Zone)
Hole MK-RC-480CT: 92.3 m @ 1.57 g/t gold from 219.5 m depth (core tail; southern Core Zone)
Hole MK-RC-500CT: 49.9m @ 1.35 g/t gold from 188.7 m depth (core tail; southern Core Zone)
MK-11-108: 29.3 m @ 1.64 g/t from 151.5 m depth (southern Core Zone)
Hole MK-11-116: 92.9 m at 1.62 g/t gold from 163.47 m depth (southern Core Zone)
Hole MK-11-116 (continued): 65.4 m at 1.02 g/t gold from 317.3 m depth (southern Core Zone)
Hole MK-RC-0518: 39.6 m at 1.68 g/t gold from 137.2 m depth (Core Zone)
Hole MK-RC-0518 (continued): 76.2 m at 1.35 g/t gold from 198.1 m depth (Core Zone)

As a continuation of the program’s initial results announced in news on March 29, 2011, these intersections include part a series of shallow infill and step out holes completed prior to deeper core drilling designed to test the deposit’s new high-grade zone at depth.

Figure 1: Plan map showing locations of drill holes reported in Q4 news releases, cumulative grade thickness contoured on collars.

Table 1: Significant new intercepts reported in Q4*
*Intercepts are calculated using a 0.25g/t gold cut-off and a maximum of 3 metres of internal waste.

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments

MK-RC- 0480CT	91.44	112.78	21.34	1.08	Southern Core Zone infill
	137.16	178.31	41.15	0.90
includes	146.30	152.4	6.10	1.22
includes	164.59	169.16	4.57	1.85
includes	173.74	176.78	3.04	2.67
	181.36	214.88	33.52	0.54
	219.46	311.81	92.35	1.57
	314.86	333.15	18.29	0.64
	334.67	340.62	5.95	2.18

MK-RC-	178.31	271.27	92.96	1.24	Core Zone infill

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments
0485
includes	179.83	195.07	15.24	3.00
includes	201.17	211.84	10.67	2.05
	272.80	283.46	10.66	0.47
	347.47	394.72	47.25	0.87
includes	361.19	368.81	7.62	2.72

MK-RC- 0487	237.74	245.36	7.62	0.33	SW Zone

MK-RC- 0488	51.82	57.91	6.09	0.82	Core Zone infill
	153.92	181.36	27.44	0.56
	185.93	274.32	88.39	0.94
includes	239.27	256.03	16.76	1.75
	278.89	320.04	41.15	0.72
includes	278.89	283.46	4.57	3.02
	324.61	349	24.39	1.80
	353.57	362.71	9.14	0.71
	365.76	413	47.24	0.65
includes	391.67	402.34	10.67	1.09

MK-RC- 0491	152.40	161.54	9.14	0.44	SW Zone

MK-RC- 0492	117.35	126.49	9.14	1.01	Sunshine infill
	134.11	147.83	13.72	1.51
includes	134.11	138.68	4.57	2.92
	153.92	166.12	12.20	0.70
	195.07	225.55	30.48	0.71

MK-RC- 0493	70.10	79.25	9.15	0.50	Core Zone infill

	105.16	109.73	4.57	0.58	lost, re-drilled as 498
	112.78	120.4	7.62	0.51
	124.97	134.11	9.14	0.61

MK-RC- 0494	94.49	99.06	4.57	4.03	SW Zone
	188.98	214.88	25.90	0.46

MK-RC-	30.48	71.63	41.15	0.64	Sunshine infill

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments
0495
	76.20	86.87	10.67	0.56
	92.96	150.88	57.92	0.76
	155.45	166.12	10.67	0.71
	201.17	257.56	56.39	0.41

MK-RC- 0496	108.20	124.97	16.77	1.61	Sunshine Zone infill
includes	108.20	111.25	3.05	6.79
	138.68	156.97	18.29	0.59
includes	143.26	146.3	3.04	1.70
	164.59	199.64	35.05	0.53
	205.74	263.65	57.91	0.59

MK-RC- 0497	179.83	195.07	15.24	0.68	SW Zone
	278.89	291.08	12.19	0.49
	300.23	318.52	18.29	0.34
	332.23	341.38	9.15	0.84
	342.90	352.04	9.14	0.74
	356.62	381	24.38	0.85
	385.57	419.1	33.53	0.98

MK-RC- 0498	97.54	105.16	7.62	1.12	Core Zone infill
	140.21	150.88	10.67	0.45	lost hole

MK-RC-499	112.78	131.06	18.28	0.87	SW Zone
	172.21	184.4	12.19	0.80
	195.07	213.36	18.29	0.67
	243.84	284.99	41.15	0.51
	307.85	327.66	19.81	0.66

MK-RC- 0500CT	143.26	150.88	7.62	1.33	Southern Core Zone infill
					new data from 150.88m, core
	188.74	238.66	49.92	1.35	tail
includes	201.78	205.63	3.85	2.68

	244.75	270.66	25.91	1.01
includes	246.28	253.9	7.62	2.08
	306.72	310.89	4.17	1.42
	382.00	392.1	10.10	0.71

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments
	415.42	423.81	8.39	0.69

MK-RC-501	109.73	114.3	4.57	3.06	SW Zone
	234.70	275.84	41.14	0.69
includes	249.94	254.51	4.57	2.35
	312.42	326.14	13.72	0.61

MK-RC-502	213.36	224.03	10.67	0.55	SW Zone
	225.55	239.27	13.72	0.62
	246.89	260.6	13.71	0.42

MK-RC-503	27.43	38.1	10.67	0.68	Sunshine infill
	56.39	70.1	13.71	1.36
	77.72	85.34	7.62	1.23
	96.01	102.11	6.10	0.99
	121.92	144.78	22.86	0.71
	146.30	198.12	51.82	0.82
	236.22	243.84	7.62	0.76
includes	161.54	167.64	6.10	1.82

MK-RC-504	80.77	114.3	33.53	8.07	Core Zone infill
includes	80.77	96.01	15.24	14.59
includes	99.06	111.25	12.19	3.73
	155.45	164.59	9.14	0.50
	169.16	178.31	9.15	0.55
	188.98	211.84	22.86	0.47
	277.37	315.47	38.10	0.56
	339.85	356.62	16.77	0.86

MK-RC-505	45.72	76.2	30.48	0.74	Sunshine infill
	92.96	135.64	42.68	0.94
includes	96.01	99.06	3.05	6.47

MK-RC-506	291.08	300.23	9.15	1.18	SW Zone
	303.28	324.61	21.33	1.25
includes	318.52	324.61	6.09	1.88

MK-RC-507	30.48	33.53	3.05	2.13	Core Zone infill, lost hole

	121.92	150.88	28.96	0.65	redrilled as 512
	175.26	192.02	16.76	0.44
	196.60	234.7	38.10	1.14

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments
includes	205.74	211.84	6.10	3.91

MK-RC-508	86.87	92.96	6.09	0.95	SW Zone
	292.61	312.42	19.81	0.52
	326.14	342.9	16.76	0.43

MK-RC-509	111.25	121.92	10.67	0.78	Sunshine infill
	167.64	251.46	83.82	0.84
includes	219.46	233.17	13.71	1.07
	265.18	284.99	19.81	0.65

MK-RC-510	41.15	45.72	4.57	0.91	SW Zone
	53.34	57.91	4.57	1.41

MK-RC-511	7.62	13.72	6.10	1.55	Sunshine infill
	51.82	64.01	12.19	0.49
	192.02	236.22	44.20	0.80
includes	205.74	214.88	9.14	1.37
	245.36	256.03	10.67	0.51
	260.60	272.8	12.20	1.46
includes	262.13	269.75	7.62	1.91

MK-RC-512	28.96	33.53	4.57	1.06	Core Zone infill
	146.30	182.88	36.58	0.44
	184.40	201.17	16.77	0.50
	204.22	242.32	38.10	0.43
	265.18	286.51	21.33	1.14
includes	278.89	281.94	3.05	3.35
	289.56	315.47	25.91	0.55

MK-RC-513	97.54	108.2	10.66	1.45	SW Zone
	208.79	231.65	22.86	0.86
	240.79	243.84	3.05	3.54
	260.60	291.08	30.48	0.46
	298.70	320.04	21.34	0.49
	350.52	377.95	27.43	0.48

MK-RC- 0514	64.01	73.15	9.14	0.64	Sunshine Zone infill
	135.64	146.3	10.66	0.53

	173.74	182.88	9.14	0.88

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments
includes	178.31	181.36	3.05	1.74
	254.51	268.22	13.71	0.96
includes	260.60	266.7	6.10	1.80

MK-RC- 0515	4.57	15.24	10.67	0.77	Core Zone infill
	35.05	53.34	18.29	0.48
	70.10	83.82	13.72	0.60
	120.40	129.54	9.14	0.62
	134.11	192.02	57.91	0.85
includes	158.50	161.54	3.04	4.61
	196.60	207.26	10.66	0.50
	211.84	230.12	18.28	0.56
	259.08	288.04	28.96	0.56

MK-RC- 0516	129.54	140.21	10.67	1.61	Southern Core Zone infill
includes	134.11	137.16	3.05	4.05
	169.16	195.07	25.91	0.75
includes	175.26	179.83	4.57	1.43
	219.46	240.79	21.33	1.07
includes	219.46	225.55	6.09	2.65
	288.04	310.9	22.86	0.41
	313.94	349	35.06	0.70
	385.57	409.96	24.39	0.67
includes	400.81	403.86	3.05	1.93
	414.53	426.72	12.19	0.57

MK-RC- 0517	42.67	65.53	22.86	1.34	Sunshine Zone infill
includes	47.24	51.82	4.58	3.62
includes	56.39	62.48	6.09	1.44
	73.15	85.34	12.19	0.81
includes	79.25	82.3	3.05	1.89
	97.54	114.3	16.76	0.39
	120.40	128.02	7.62	2.24
includes	120.40	124.97	4.57	3.56
	257.56	353.57	96.01	0.88
includes	281.94	286.51	4.57	1.79
includes	313.94	335.28	21.34	1.51
	358.14	374.9	16.76	1.03
includes	358.14	361.19	3.05	1.91

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments

MK-RC- 0518	36.58	41.15	4.57	1.19	Core Zone infill
	67.06	74.68	7.62	0.70
	115.82	129.54	13.72	0.55
	137.16	176.78	39.62	1.68
includes	147.83	175.26	27.43	2.24
	198.12	274.32	76.20	1.35
includes	202.69	216.41	13.72	3.56
includes	222.50	230.12	7.62	1.55
includes	237.74	240.79	3.05	1.93
includes	257.56	263.65	6.09	1.31

MK-RC- 0519	25.91	33.53	7.62	2.33	Core Zone infill
includes	25.91	32	6.09	2.84
	50.29	99.06	48.77	0.68
includes	73.15	79.25	6.10	1.15
includes	86.87	91.44	4.57	1.38
	106.68	109.73	3.05	8.10

MK-RC- 0520	36.58	60.96	24.38	0.84	Sunshine Zone infill
includes	53.34	56.39	3.05	3.59
	77.72	94.49	16.77	0.53
	103.63	114.3	10.67	0.70
	129.54	147.83	18.29	0.41
	224.03	237.74	13.71	0.74
	256.03	266.7	10.67	0.58
	280.42	292.61	12.19	0.81
includes	284.99	289.56	4.57	1.60

MK-RC- 0521	67.06	79.25	12.19	1.11	Money Knob infill

MK-10-95	geotechnical hole, no significant intercepts

MK-11-103	156.44	185.01	28.57	1.83	Core Zone infill, lost hole
	187.20	194.6	7.40	0.63

MK-11-104	no significant intercepts				Core Zone, lost , re-drilled as 11-108 (assays pending)

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments

MK-11-105	94.26	102.57	8.31	0.74	Core Zone infill, lost hole
	107.90	117.58	9.68	0.89

MK-11-107	geotechnical hole, no significant intercepts

MK-11-108	125.58	128.6	3.02	2.59	Southern Core Zone infill
	139.29	144.17	4.88	1.88
	151.49	180.76	29.27	1.64
includes	160.16	165.2	5.04	1.96
	181.24	212.57	31.33	0.53
	221.10	228.23	7.13	1.14
	247.50	256.64	9.14	1.03
	285.90	315.78	29.88	0.54
	317.46	333.41	15.95	0.46
	359.00	366.08	7.08	2.52
includes	361.27	364.48	3.21	5.12
	454.46	456.6	2.14	3.88

MK-11-109	geotechnical hole, no significant intercepts

MK-11-110	29.87	31.39	1.52	3.27	Core Zone infill
	63.84	69.49	5.65	1.32
	110.98	130.45	19.47	0.73
	131.97	154.39	22.42	0.78
includes	144.17	149.5	5.33	1.13
	180.59	210.26	29.67	0.40

MK-11-111	geotechnical hole, no significant intercepts

MK-11-115	geotechnical hole, no significant intercepts

MK-11-116	72.74	80.00	7.26	0.76	Southern Core Zone infill
	163.47	256.34	92.87	1.62
includes	165.72	182.12	16.40	4.76
	270.01	280.11	10.10	1.05
	284.68	299.42	14.74	0.57
	317.30	382.71	65.41	1.02
includes	334.21	339.44	5.23	5.29

MK-11-119	19.66	21.34	1.68	5.72	NE geotechnical hole

	From	To	Length	Gold
Hole ID	(metres)	(metres)	(metres)	(g/t)	Area and Comments

MK-11-122	geotechnical hole, no significant intercepts

MK-11-123	28.04	35.51	7.47	1.03	NE geotech hole, partial results
	76.98	80.21	3.23	1.81

Southwest Zone

Current drill results on the western edge of the SW zone appear to be defining a limit to the shallow oxide zone in the area; however, strong near-surface gold-in-soil anomalies located 300 to 500 metres to the west have yet to be tested. The SW zone also remains open at depth with six holes mineralized to the lower limit of drilling, potentially part of the same deep high-grade mineralized zone being explored in the south Core zone. This deeper mineralization will be targeted in follow-up drilling programs.

Southern Core Zone

Eleven of the holes were drilled as infill holes in the southern Core zone. Two holes (holes MK-RC-0504 and MK-RC-0485) intersected higher grade mineralization related to quartz veining, extending a zone of high-grade mineralization further to the west (see Figure 1). The remaining holes are similar in grade and thickness to the surrounding holes and continue to add continuity to the deposit.

Infill Drilling of Oxide Resource

Drill results continued to expand high-grade zones within the deposit, with multiple thick zones of higher grade mineralization encountered in shallow drilling, including 92.9 metres of 1.62 g/t gold (hole MK-11-116), while deeper core drilling has revealed two major structurally controlled higher grade feeder zones.

High Grade Zones at Depth

The drill program also included deeper core drilling designed to test the deposit at depth, and the results have now revealed at least two major structurally controlled higher grade feeder zones in the broader Core Zone which average 1.0 – 2.0 g/t gold with intervals of 3.0 – 5.0 g/t gold. One of these structural zones occurs over a strike length of at least 325 metres with a dip length of greater than 160 metres. The second structure occurs over a strike length of at least 275 metres with a vertical extent of more than 200 metres. Both structures are near vertical in orientation and open at depth, but appear to be capped up-dip. Continued exploration drilling will focus on expanding these currently defined zones as well as explore for additional zones within the deposit.

District-wide Exploration Program

A district-wide exploration program commenced at the beginning of June, 2011 targeting potential new gold discoveries along the Livengood mineralized trend both to the east-northeast and to the west of the existing Livengood gold deposit. The first phase of this program includes 3,750 metres of exploration diamond drilling and 130 line kilometres of 3D IP ground geophysics. Drilling of the first target and a major geophysical survey has begun, with results expected over the summer and fall of 2011.

Pre-feasibility Study

Optimization studies for Livengood mine and process design, metallurgy, and environmental characterization were advanced during Q4 as part of the PFS.

Since December 2010, when major contracts were awarded to carry out its Pre-Feasibility Study, the Company has made significant technical progress and expects the study to be published in the fourth quarter of 2011. Key work programs completed or underway to date include:

  Completion of a preliminary surface mine slope geotechnical evaluation by SRK Consulting;
  Completion of grinding/comminution test work by FLSmidth Consulting;
  Continuation of baseline environmental studies by third party contractors and in-house personnel;
  Near-completion of metallurgical work programs – including column leaching, gravity concentration and flotation-CIL testing – by FLSmidth, McClelland Labs, RDi, Knelson and Falcon;
  Commencement of Process Design and Trade-Off Studies by FLSmidth;
  Commencement of Plant Design and Engineering by FLSmidth; and
  Commencement of infrastructure and site facility engineering by Knight Piésold, including field work currently underway to determine potential locations for processing plants, electrical lines and substations, roads, pipelines, workshops and tailing storage sites.

New Fiscal Year 2011 Budget

Following a review of 2011/2012 objectives for the updated PEA work, prefeasibility studies, exploration and permitting support activities, on June 20, 2011 the Company’s Board of Directors approved the 2011 fiscal year budget (June 1, 2011 to May 30, 2012) totalling CAD 67 million.

Updated 2011 Preliminary Economic Assessment

          The Company has completed an updated NI 43-101 technical report as required to support the required in connection with the filing of its 2011 Annual Information Form in August, 2011. The Company completed its initial PEA in November 2010 outlining various conceptual development options for the project at a base gold price of USD 950/oz. The updated PEA focuses on development options to maximize project value based on an updated economic review and a higher gold price. The following is the summary from the technical report dated August 25, 2011 entitled “August 2011 Summary Report on the Livengood Project, Tolovana District, Alaska” by Carl E. Brechtel (PE, SME), Tim Carew (P.Geo, MIMMM), Russell Myers (CPG), William Pennstrom Jr. (QPMMSA, SME), Chris Puchner (CPG) and Scott Wilson (CPG) (the “Livengood Report”). Readers are encouraged to review the entire Livengood Report, which is filed on SEDAR at www.sedar.com.

1.0 Introduction

The Livengood Report has been prepared to update the mining configuration and Preliminary Economic Assessment (“PEA”) for the Livengood Project to reflect recent information developed as part of the ongoing Pre-feasibility Studies (“PFS”). The Livengood project is currently performing exploration, resource definition and technical studies as part of the PFS which is scheduled for completion in Q4 of 2011. A PEA was performed previously to evaluate preliminary project concepts including possible mineralization processing methods, estimates of capital and operating costs, and preliminary surface mine design scenarios in November 2010. This update of the November 2010 technical report is based on the resource estimate updated August 22, 2011, prepared from data to May 31, 2011 and based on other PFS technical information as of August 1, 2011.

Field investigations at the Livengood property are ongoing, with a total of 9 drilling rigs working at the site during the Summer 2011 program. Ongoing field data collection includes environmental baseline data collection (water quality sampling, wildlife studies, air quality) and meteorological sampling, geotechnical data collection for mine design, site evaluation and geotechnical data collection for project infrastructure location, groundwater hydrogeological testing, and rock geochemical characterization. Drilling activities have been expanded to include district exploration and site condemnation, as well as continuing the resource definition and infill drilling at Money Knob. A 3D IP geophysical program to survey the Livengood District will be completed in Q3 2011. The geologic database supporting the Livengood Report is the 648 diamond and reverse circulation holes that had been drilled on the property to May 31, 2011, and provided the basis for reporting an update of the in-situ gold resource estimate.

The Livengood Report is the twelfth in the series of technical reports and the eleventh that supports resource estimates which have been regularly updated as new drill information has become available. The Livengood Report describes the pre-feasibility concept based on a gravity-flotation-CIL recovery method processing mineralized material recovered by surface mining. Estimates of capital and operating cost, and a preliminary surface mine design are included, along with the geological and resource estimation procedures that have been undertaken by the Company. The updated mineral resource estimate includes material in the measured, indicated and inferred classification based on borehole data up to May 31, 2011. It does not include drill results from the Copmpany’s 2011 Summer drill program which is currently in progress.

All costs in the Livengood Report are reported in US Dollars.

2.0 Description and Location

The Livengood property is located approximately 115 km northwest of Fairbanks, Alaska in the Tolovana Mining District within the Tintina Gold Belt. The project area is centered on Money Knob, a local topographic high point. This feature and the adjoining ridge lines are the probable lode gold source for the Livengood placer deposits which lie in the adjacent valleys which have been actively mined since 1914 and have produced more than 500,000 ounces of gold.

The Company controls 100% of its ~125 square kilometre Livengood land package, which is made up of 115 Alaska State mining claims, fee simple land leased from the Alaska Mental Health Land Trust, and four leases with holders of state and federal patented and unpatented mining and placer claims.

3.0 Accessibility, Climate, Local Resources, Infrastructure and Physiography

Livengood is located approximately 115 km north of Fairbanks, Alaska next to the Elliot Highway, a paved, all weather road linking the north slope oil fields at Prudhoe Bay to southern Alaska. It is also adjacent to the Alyeska Pipeline corridor, which transports crude oil from Prudhoe Bay south and contains the fiber optic communications cable utilized at the Livengood site.

Topography at the site is eroded hills and valleys with generally 200 m elevation difference. The valleys generally contain active streams draining into the Tolovana River system to the west.

The site is approximately 65 km south of the Arctic Circle, and has a subarctic climate with long, cold winters and short, warm summers. Annual precipitation is roughly 41 cm. Average low temperatures in winter are -21 to -28 degrees C, with records reaching as low as -55 degrees C.

The Fairbanks metropolitan area has a population of approximately 98,000 people, and comprises the regional center with hospitals, government offices, businesses and the University of Alaska, Fairbanks. The city is linked to southern Alaska along a north-south transportation and utility corridor that includes 2 paved highways, a railroad, an interlinked electrical grid, and communications infrastructure. The city has a regional airport serviced by up to 3 major airlines.

4.0 History

The property has been prospected and explored by several companies and private individuals since the 1970’s. Geochemical surveys by Cambior in 2000 and AngloGold Ashanti (U.S.A.) Exploration Inc. (“AGA”) in 2003 and 2004 outlined a 1.6 x 0.8 km area with anomalous gold in soil. Scattered anomalous samples continue along strike for an additional 5 km to the northeast and 1.6 km to the southwest. Eight reverse circulation holes were drilled by AGA in 2003 and a further 4 diamond core holes were drilled in 2004 to evaluate this anomaly. Favourable results from these holes revealed wide intervals of gold mineralization (BAF-7: 138.7m @ 1.07 g/t Au; MK-04-03: 55.3m @ 0.51 g/t Au) along with lesser intervals over a broad area. Over the past 5 years, exploration by ITH through its wholly owned Alaskan subsidiary, Talon Gold Alaska, Inc., has evaluated this mineralization utilizing both RC drilling and core drilling.

Beginning in 2009, technical studies have been performed to generate metallurgical data for process definition, to generate preliminary surface mine designs, and to develop pre-conceptual information on the location and capacities of potential tailings management, overburden management, water reservoir, and mill process facilities. Conceptual project configurations have been generated from these studies which have been used as the basis for projected operating and capital cost estimation. A PEA for a large surface mining and mill processing facility was generated to update ITH information being developed for the current Pre-feasibility Study.

5.0 Geologic Setting and Mineralization

Rocks at Livengood are part of the Livengood Terrane, an east–west belt, approximately 240 km long, consisting of tectonically interleaved assemblages of various ages. These assemblages include the Amy Creek Assemblage, a sequence of latest Proterozoic and/or early Paleozoic basalt, mudstone, chert, dolomite, and limestone. An early Cambrian ophiolite sequence of mafic and ultramafic sea floor rocks was thrust over the Amy Creek Assemblage and was, in turn, overthrust by a sequence of Devonian shale, siltstone, conglomerate, volcanic, and volcaniclastic rocks, which are the dominant host to the mineralization currently under exploration at Livengood. The Devonian assemblage was overthrust by a second klippe of Cambrian ophiolite rocks. All of these rocks are intruded by Cretaceous multiphase monzonitic and syenitic dikes and sills. Gold mineralization is spatially and temporally associated with these intrusive rocks.

Gold mineralization occurs in association with disseminated arsenopyrite and pyrite in volcanic, sedimentary, and intrusive rocks, and in quartz veins cutting the more competent lithologies, primarily volcanic rocks, sandstones, and, to a lesser degree, ultramafic rocks. Three principal stages of alteration are currently recognized, an early biotite stage, followed by albite-quartz, and a late sericite-quartz assemblage. Carbonate appears to have been introduced with and subsequent to these stages. Arsenopyrite and pyrite were introduced primarily during the albite-quartz and sericite-quartz stages. Gold correlates strongly with arsenic and occurs primarily within and on the margins of arsenopyrite and pyrite.

Mineralization is interpreted as intrusion-related, consistent with other gold deposits of the Tintina Gold Belt, and has a similar As-Sb geochemical association. Mineralization is controlled partly by lithologic units, but thrust-fold architecture was key to providing pathways for intrusive and associated hydrothermal fluids.

Local fault and contact limits to mineralization have been identified, but overall the deposit has not been closed off in any direction. The current resource and area drilled covers the most significant portion of the area with anomalous gold in surface soil samples, but still represents only about 25% of the total gold-anomalous area.

6.0 Deposit Type

Among deposits of the Tintina Gold Belt, Livengood mineralization is most similar to the dike and sill-hosted mineralization at the Donlin Creek deposit, where gold occurs in narrow quartz veins associated with dikes and sills of similar composition. The age of the intrusions and the genetic link between the mineralization and intrusive rocks are typical of those of other nearby gold deposits of the Tintina Gold Belt, which have been characterized as intrusion-related gold systems and for these reasons Livengood is best classified with them.

7.0 Exploration

Prior to ITH, several companies have explored the Livengood area and identified a sizeable area of anomalous gold in soil samples, and intervals of anomalous gold mineralization in drill holes. The Company advanced the soil sampling coverage and undertook to drill surface geochemical anomalies beginning in 2006. The Company has continued its exploration with step-out drilling on a 75 m grid, and infilling the 75 m pattern in the core of the mineralized areas. Infill and step out drilling in the resource area has continued in the Summer 2011 drill program.

The Company has also implemented a district exploration program, which includes core drilling in geochemical anomalies distal to the resource area and condemnation drilling in potential infrastructure locations. A 3D IP survey has also been conducted during the Summer of 2011 to generate targets over much of the district.

8.0 Drilling

The Company has conducted drilling campaigns on the Livengood property since 2006. These programs initially identified mineralization in the Core Zone and then identified the Northeast, Sunshine, and Southwest zones through step out drilling and drill testing of areas with anomalous values in surface soil samples.

Nearly all drill holes at Money Knob have been drilled in a northerly direction at an inclination of -50° (RC) and -60° (core) in order to best intercept the south dipping structures and mineralized zones as close to perpendicular as possible. A few holes have been drilled in other directions to test other features and aspects of mineralization. Most holes have been spaced at 75m along lines 75m apart, subsequent infill drilling in the center of 75m squares brings the nominal drill spacing to 50m for a significant portion of the deposit.

Diamond core holes represent 16% of the total number of holes drilled. Core is recovered using triple tube techniques to ensure good recovery (>95%) and confidence in core orientation. The core is oriented using either the ACTTM or the EZ MarkTM tools.

Reverse circulation holes are bored and cased for the upper 0-30m to prevent down hole contamination and to help keep the hole open for ease of drilling at greater depths. Recovery of sample material from RC holes is done via a cyclone and dry or wet splitter, according to conditions. Drill cuttings are collected over the course of each 1.5 m (five-foot) interval and captured for a primary sample, an equivalent secondary sample (“Met” sample) and a third batch of chips for logging purposes.

In the deposit drill hole locations are determined by sub-meter differential GPS surveys at the drill collar. The initial azimuth of drill hole collars is measured using a tripod mounted transit compass in conjunction with a laser alignment device mounted on the hole collar. Down hole surveys of core and RC drill holes are completed using a Gyro-Shot survey instrument manufactured by Icefield Tools Corporation. Results of surveys and duplicate tests show normal minor deviation in azimuth and inclination for drill holes.

All RC samples are “logged in” on site, analyzed with a field portable Thermo Fisher Scientific NITONTM XRF before being sealed in super sacks and delivered to ALS Chemex in Fairbanks for preparation. Detail logging and mark-up of core is done at the Livengood camp. Core is sawed in half and bagged according to geologic intervals up to 1.5m and sealed in super sacks for delivery to ALS Chemex in Fairbanks.

Samples are analyzed by standard 50g fire assay for the gold determinations. All core samples and select RC drilling samples are also submitted for multi-element ICP-MS analyses using a 4 acid digestion technique. All RC samples are analyzed on site for trace elements using a Thermo Fisher Scientific NITONTM portable XRF before shipment to the laboratory.

9.0 Sample Preparation, Analyses and Security

The Company samples all holes from surface to total depth, using defined procedures. For RC samples, pulverized material is passed through a cyclone to separate solids from drilling fluids, then over a spinning conical splitter. The splitter is set to collect two identical splits of sample weighing 2-5 kg each. Representative coarse material is collected and saved in chip trays for geological description. Samples are put in pre-numbered, bar-coded bags by the drill site crew. One sample is submitted for analysis, and one sample is kept for reference. Samples are secured on site, and transported to a sample preparation facility operated by ALS Chemex in Faribanks.

Core materials are collected at the drill site and placed in core boxes. Run blocks, orientation blocks and depths are placed in the boxes at site. The core is transported to a sample management facility at Livengood, where it is described, then sawn in half. Half of the core is collected for assaying and half remains for reference. Core samples are weighed before shipping.

The QA/QC program implemented by the Company meets or exceeds industry standards. A QA/QC program includes insertion of blanks and standards (1/10 samples) and duplicates (1/20 samples). Blanks help assess the presence of any contamination introduced during sample preparation and help calibrate the low end of the assay detection limits. Commercial standards are used to assess the accuracy of the analyses. Duplicates help assess the homogeneity of the sample material and the overall sample variance. The Company has undertaken rigorous protocols to assure accurate and precise results. Among other methods, weights are tracked throughout the various steps performed in the laboratory to minimize and track errors. A group of 2096 metallic screen fire assays performed in 2011 did not indicate any bias in the matching fire assays.

Data entry and database validation procedures have been checked and found to conform to industry practices. Procedures are in place to minimize data entry errors. These include pre-numbered, pre-tagged, bar-coded bags, and bar-coded data entry methods which relate all information to sample and drill interval information. Likewise, data validation checks are run on all information used in the geologic modeling and resource estimation process. Database entries for a random sample (10%) of drill holes used for the resource estimate were checked against the original Assay Certificates by one of the independent authors of the Livengood Report and the error rate was found to be within acceptable limits.

Analysis of assay data from core and RC sampling has been performed to check for downhole contamination of RC and to compare the data distributions produced by the two methods. Analysis of RC data has not indicated cyclic down hole contamination. Decay analysis conducted on both core drilling and RC drilling indicates similar patterns of monotonic grade increase or decrease. Comparison of the grade distributions between core and RC data were conducted using Quantile-Quantile plots, and simulation of population means for different numbers of samples. The comparison indicated that the mean of all core data was 4% lower than RC data. Comparison of core and RC data below the water table showed similar population means suggesting that down hole contamination was not occurring.

10.0 Data Verification

Core and RC check samples have been collected during each drilling campaign by independent third parties. Results from these samples, as well as blanks and standards included, are consistent with the Company’s initial results. This includes a similar increase in variance for samples at higher grades, a pattern consistent with nugget effect. No systematic high or low bias has been observed.

The Summer 2011 drilling includes three separate programs to develop data on grade continuity at reduced drill spacing, and on precision of grade estimation using both core and RC data. Two cross patterns are being drilled with spacing reduced to 15 m along the primary grid axes to evaluate grade continuity between holes. A block of approximately 9 million tonnes is being drilled with equal numbers of RC and core holes, drilled with 2 different orientations. This block will allow the evaluation of the precision of resource modeling at different data densities and with different types of sampling.

11.0 Mineral Processing and Metallurgical Testing

The Company has undertaken metallurgical and processing test work to determine optimal recoveries using numerous conventional flow sheets: including milling with gravity, flotation, and Carbon in Leach (“CIL”) or gravity and CIL of the gravity tails, and heap leaching. Current test work focuses on determining the best means of optimizing these combined recovery methods. This work involves studies that evaluate how gold mineralization occurs and how the mineralized materials vary in their physical and metallurgical response to process treatment parameters according to the various lithologic units that host mineralization. The characteristics under review include grindability, abrasiveness, optimal particle size for downstream treatment, and response to leach, flotation, or gravity unit operations as a function of oxidation and lithology.

Specific metallurgical characteristics, identified in the testing programs to date, have shaped the processing strategies used as the basis for the PEA and assumed project configuration. These important metallurgical findings are:

1)	variable metallurgy (chemical and physical properties), depending upon mineralization type, degree of oxidation, amount of organic carbon, etc.;
2)

identification of mineralization types that are amenable to simple cyanide leaching process techniques such as heap leaching in conjunction with a carbon in column adsorption plant (CIC), particularly oxidized and partially oxidized mineralization;

3)	identification of sediment-hosted mineralization that contains organic “preg-robbing” carbon that will require CIL process techniques;
4)	higher recoveries for most mineralization types using gravity separation in combination with downstream CIL and/or flotation separation techniques; and
5)	lower recoveries for mineralization types with arsenic association.

Specific observations about metallurgical performance are listed in the following:

•	Most Livengood mineralization could be considered moderately soft to medium hard in hardness with an average Bond Ball Work index of 15.8. The mineralization varied significantly in hardness, with Bond Ball Work indices varying from a minimum of 11.1 to a maximum of 19.1.
•

The majority of the mineralization would be considered non-abrasive, with an average Abrasion Index of 0.0809. The mineralization type abrasion characteristics varied significantly from 0.0023 to 0.2872.

•	All of the Livengood mineralization types respond to cyanide leaching to some degree.
•	Some of the unoxidized mineralization with organic carbon has “active” or “preg- robbing” carbon.
•	The effect of leach times on gold recovery and gravity concentration results indicate some of the mineralization contains coarse gold.
•	Gold recovery at 10 mesh particle size on some of the mineralization types exceeded 90 percent.
•

Gold recovery on some of the mineralization types, but not all, is improved with finer grinding. A grind size where 80 percent (p80) of the particles are smaller than 200 mesh (74 microns) has been tested to date.

•	The leaching of flotation concentrates, in preliminary tests, shows variable results depending on the mineralization type and the amount of arsenopyrite present.
•	Fine grinding of flotation concentrates to less than 20 microns, in preliminary tests, does not significantly improve CIL gold recovery from this material.
•	Initial flotation and gravity concentration tests indicate the combined processes exceed 90% gold recovery to the concentrates.
•	The degree of oxidation of the mineralization, as observed by the geologists, has a marginal impact on the gold recovery.
•

Differences in gold recovery between cyanide shake leach tests, bottle roll leach tests, and Carbon-in-Leach tests suggest organic carbon in the mineralization is active to varying degrees in some of the mineralization types, particularly the un-oxidized portions of those mineralization types.

•	The gold is often associated with sulfides, but this mineralization would not be classified as a sulfide refractory type.

12.0 Resource Estimation

The Livengood Report presents a global mineral resource estimate updated from the April 2011 estimate. The resource model was constructed using Gemcom GEMS® and the Stanford GSLIB (Geostatistical Software Library) MIK post processing routine. The resource was estimated using Multiple Indicator Kriging techniques.

Model parameters include, among others, two oxidation indicators and a single lithology indicator for each minor lithology. A three-dimensionally defined lithology model, based on interpretations by ITH geologists, was used to code the rock type block model. A three-dimensionally defined probability grade shell (0.1 g/t) was used to constrain the gold estimation. Gold contained within each block was estimated using nine indicator thresholds. The block model was tagged with the geologic model using a block majority coding method. Because there are significant grade discontinuities at lithologic contacts, hard boundaries were used between each of the lithologic units so that data for each lithology was used only for that unit.

A summary of the estimated global (in-situ) mineral resource is presented below for cutoff grades of 0.2, 0.3, 0.5, and 0.7 g/t gold.

Model validation checks include global bias check, visual validation, and swath plots. In all cases, the model appears to be unbiased and fairly represent the drilling data.

Table 2: Global Resource Estimation Summary - August 2011

Classification	Au Cutoff (g/t)	Tonnes (millions)	Au (g/t)	Million Ounces Au
Measured	0.20	742	0.54	12.8
Indicated	0.20	322	0.47	4.8
Inferred	0.20	447	0.42	6.1
Measured	0.30	562	0.63	11.4
Indicated	0.30	216	0.58	4.0
Inferred	0.30	279	0.53	4.8
Measured	0.50	298	0.84	8.0
Indicated	0.50	96	0.81	2.5
Inferred	0.50	102	0.79	2.6
Measured	0.70	149	1.09	5.2
Indicated	0.70	42	1.10	1.5
Inferred	0.70	39	1.10	1.4

Economic testing of the global mineral resource has been performed using Whittle mine optimization to generate a surface mining shell defined at a long term gold price of $US 1,400 per ounce. Based on this mine optimization, the surface mining mineral resource at the Money Knob deposit is listed in Table 3.

Table3: Surface Mine Mineral Resource defined at US $1,400 per Au ounce.

Classification	Au Cutoff (g/t)	Tonnes (millions)	Au (g/t)	Million Ounces Au
Measured	0.22*	676	0.56	12.2
Indicated	0.22*	257	0.52	4.3
M&I	0.22*	933	0.55	16.5
Inferred	0.22*	257	0.50	4.1

*- Cutoff grade* is average for variable processing costs and recoveries.

Based on the study herein reported, delineated mineralization of the Livengood Deposit is classified as a resource according to the following definitions from NI 43-101 and from CIM (2005):

“In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as those definitions may be amended.” Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of the geology and controls of the mineral deposit.”

The current basis of project information is not sufficient to convert the in-situ mineral resources to mineral reserves, and mineral resources that are not mineral reserves do not have demonstrated economic viability.

13.0 Mineral Reserve Estimates

Mineral reserves have not been estimated for Livengood, because the project does not currently meet the minimum requirement of a completed PFS.

14.0 Mining Methods

The project configuration assumes a large scale surface mining operation using drill-blast-load-haul mining techniques. Major material handling was assumed to be based on hydraulic excavators with 34 cubic meter buckets and 220 tonne capacity haul trucks. Peak mining rates are 75 million tonnes of material, to sustain an annual throughput of 33.2 million tonnes of mineralized material at the processing plant. The total production rates in early years allow stockpiling of lower grade mineralized material to allow streaming of higher grade materials to the process plant.

The mine life is projected to be 23 years to support a mill throughput of 91,000 tonnes per day. Total mine production of mineralized material is projected to be 750 Mt with 892 Mt of overburden material. The strip ratio would be 1.19 overburden material to mineralized material. The mineralized material would be comprised of measured, indicated and inferred classifications in the proportions of 60%, 24%, and 16%, respectively.

Initial pioneering for the surface mine is assumed to start with the initiation of construction at the site to provide borrow material for construction of the tail dam. Minor production of mineralized material would begin in the second year of construction, and then ramp up to deliver 22.5 Mtpa, 31.6 Mtpa and 32.6 Mtpa in production years 1, 2 and 3, respectively. Full capacity would be achieved in year 4.

15.0 Recovery Methods

Preliminary processing assumptions are based on a flow sheet that assumes a gravity gold circuit, followed by flotation to produce a concentrate. Gold would be recovered from the concentrate using carbon-in-leach cyanide leaching.

A single train plant is assumed with run-of-mine (ROM) mineralized material delivered to a primary gyratory crusher, which would feed a coarse stockpile. Coarse mineralized material would be reclaimed by apron feeders discharging onto a SAG mill feed conveyor. A grinding circuit would include a single SAG mill feeding two ball mills in parallel.

The ground, mineralized material would be routed through a gravity circuit producing a rougher concentrate, which would be cleaned to produce a gravity concentrate and gravity middlings. The gravity cleaner concentrate would be processed in a gold refinery to produce dore'. Gravity rougher tail would be returned to the grinding circuit, after a cyclone separation of the fine fraction which would go to flotation directly.

Ground mineralized material, after removal of the gravity recoverable gold, would go to a flotation cell where a rougher concentrate would be created, which combined with the gravity middlings would be reground and then leached in a CIL circuit to recover the contained gold. The CIL circuit would produce a loaded carbon which would be acid washed, stripped of gold and then reactivated for reuse. The refinery would use electrowinning to recover the gold, which would then be refined to produce a dore'.

The plant throughput would be controlled by the SAG milling capacity. Estimated gold recoveries have been based on the existing test work and industry experience, and varies between 58-94 % for the different lithologies and oxidations.

Projected metallurgical recoveries for each lithologic unit have been estimated from the currently existing metallurgical test data. These estimates have been used as the basis of the mine optimization work, but have been increased by an additional 4 percentage points in the economic analysis to account for anticipated improvements that may be possible with further process optimization. Average recovery in the mine optimization output was 77.6%, but has been increased to 81.6% in the economic analysis. This projected improvement in recovery is based on previous experience of the Qualified Person in process testing and plant optimization.

16.0 Project Infrastructure

Alaska infrastructure has been developed in a north-south corridor between ports on the south coast (Anchorage, Valdez and others) and Fairbanks in the center of the State. This includes communications, paved highways, railroad, railbelt electrical grid, and major airports. The metropolitan area around Fairbanks has a population of approximately 98,000 people.

The paved, all weather Elliot Highway runs north from Fairbanks to the North Slope oilfields at Prudhoe Bay, and passes within several kilometers of the Money Knob deposit. Communications infrastructure (fibreoptic) has been extended to the North Slope along the Alyeska Pipeline, which parallels the Elliot Highway and passes just west of Livengood.

In preliminary, nonbinding discussions, the local utility in Fairbanks (Golden Valley Electrical Association) has indicated that 80-100 MW of power could be available to the Livengood Project. Livengood would be connected to the local grid by building a 64 km 230- kVA line along the pipeline corridor. Environmental baseline studies required for the electrical line construction were begun in 2011.

The development of site layout plans is underway as part of the PFS. Primary infrastructure requiring construction at Livengood would be the process plant, tail pipeline, electrical line, mine shops and buildings, and site roads. Alternative sites have been investigated along the northern side of the ridge containing the Money Knob deposit for the process plant, overburden management facility and tail storage facility. A historical dam site, used to store water for placer mining operations, is being investigated for water storage.

17.0 Market Studies and Contracts

The market for gold is global in nature and is unlikely to be unaffected by production from the Livengood Project. There are several large third party gold refineries with well established industry relationships in North America. Among the more notable ones are:

  Metalor; North Attleboro, Massachusetts
  Johnson Matthey; Salt Lake City, Utah
  Canadian Mint; Ottawa, Ontario

The Company has not contacted any of the aforementioned companies for competitive treatment bids, rather utilizing industry averages for this stage of development.

18.0 Environmental Studies, Permitting and Social and Community Impacts

Based on review of the studies completed to date, there are no known environmental issues that are anticipated to materially impact the Livengood Project’s ability to extract the gold resource. The Company has been conducting environmental baseline studies at the Livengood Project since 2008. The environmental baseline programs conducted or currently underway at Livengood include:

  surface water quality and hydrology;
  groundwater hydrogeology;
  wetlands extent and characteristics;
  meteorology and air quality;
  aquatic life and resources;
  wildlife;
  cultural resources;
  and, rock geochemical characteristics.

A site-specific monitoring plan and water management plan for both operations and post mine closure will be developed in the future in conjunction with detailed engineering and project permit planning. Since development of the Livengood Project will require a number of US Federal permits, the National Environmental Policy Act (NEPA) and Council of Environmental Quality (CEQ) Regulations 40 CFR parts 1500-1508 will govern the federal permitting portion of the Livengood Project. In fulfillment of the NEPA requirements, the Livengood Project will be required to prepare an Environmental Impact Statement (“EIS”). Although at this time it is unknown which department will become the lead federal agency, the State of Alaska is expected to take a cooperating role to coordinate the NEPA review with the State permit process.

Actual permitting timelines are controlled by the US Federal NEPA review and US Federal and State agency decisions.

The Livengood Project is located 115 km northwest of Fairbanks, Alaska and approximately 65 km north of the boundary of the Fairbanks North Star Borough, in an unincorporated area of the State and encompasses a combination of State of Alaska mining claims, State of Alaska Mental Health Trust lands, private lands, and federal mining claims. While the old mining town of Livengood no longer has year round residents or an organized government, there are approximately 15 residents living on remote homesteads on the road system within a 15 km radius of the Livengood Project. The nearest community is the village of Minto, a town of 200 located approximately 65 km southwest by road from the Livengood Project. Thus, while the local residents and the community of Minto are important stakeholders in the region and to the Livengood Project, there are no municipal or community agreements required for the Livengood Project.

19.0 Capital and Operating Costs

Capital cost estimates have been developed from evaluation of the project configuration based on surface mining with a 91,000 tonne/day processing plant. The Company engaged MTB Project Management Professionals, Inc. to review capital cost that had been prepared in previous PEA estimates, make appropriate adjustments, prepare capital estimates, develop a work breakdown structure (“WBS”) for the capital cost, and develop an execution schedule for the capital expenditures, based on the scope of work as defined as of July 2011. Also, a sustaining capital cost estimate was to be prepared.

The capital cost scope was developed to a WBS. This WBS was developed from several historical projects of similar scope. The capital components of the estimate were allocated into two major groupings:

  Initial capital
  Sustaining capital cost for both incremental capital and replacement capital.

Costs were defined by the preproduction milestone schedule, with an approved feasibility study initiating the start of the capital cost being incurred; costs prior to the approved feasibility study were considered to be “sunk” costs. Initial capital cost was defined as all cost incurred before startup, which is when the first mineralized material is discharged into the primary crusher. Production year +1 begins at startup and defines operating cost.

The capital cost summary is as follows:

Initial Capital Cost……………………………………………...……………………$1,614 million
LOM Sustaining Capital Cost……………………………………………...…………$585 million
Contingency included in initial capital cost …………………….………………… $323 million

Project operating costs are based on comparison to similar mining operations in Alaska and the USA. Table 4 lists the operating cost assumptions used in the economic analysis.

Table 4: Operating Cost Assumptions

Operating area	$/tonne processed	$/tonne mined	$/oz
Mining	$ 3.87	$ 1.77	$ 225
Processing	$ 6.81	-	$ 395
Administration	$ 0.81	-	$ 47
Refining and Transportation	$ 0.08	-	$4.73
Reclamation	$ 0.07	-	$ 4.16
Royalty @ 2.5%	$0.47		$27.50
Total	$ 12.12	--	$ 703

20.0 Economic Analyses

A pre-tax, 100% equity economic analysis has been performed based on the following assumptions:

  Long term gold price of $1,100 per ounce in constant US dollars;
  US dollar terms (Exchange rate of US $1.00 = CAD $1.01)
  No cost escalation or inflation has been provided for
  Annual discount rate of 5%, as well as undiscounted cash flow and alternative annual discount rates of 7.5% and 10.0%.
  All cost prior to construction engineering, long lead item ordering and construction start up are considered sunk costs.

Under these assumptions, the Livengood Project is projected to have an Internal Rate of Return (IRR) of 14.1%, an undiscounted cash flow of US $3.41 B, and an NPV @ 5% of $1.24 B. Key economic performance parameters are listed in Table 5.

Table 5: Projected Key economic performance parameters at a long term gold price of US $1,100 per ounce.

Economics
IRR		14.14%
NPV*	0.00%	$3,109,058
NPV*	5.00%	$1,241,153
NPV*	7.50%	$734,472
NPV*	10.00%	$380,496

Summary Statistics
Initial Capex		$1,613,805
Sustaining Capex		$584,658
Working Capex		$31,774

Gold recovered-oz		12,924,668

Cash operating cost/oz		$703
Total cost/oz		$875

Stripping ratio		1.19
LOM mill Au recovery		81.6%

* - 000' $ US

Projected annual gold production and annual cash cost per Au ounce are shown graphically in Figure 2 for the life-of-mine (LOM). Sensitivities to gold price, recovery, opex and capes variations are listed in Tables 6, 7, 8 and 9, respectively.

Figure 2: Projected annual gold production and annual cash cost per produced Au ounce for the LOM.

Table 6: Variation of Projected Livengood Project IRR and NPV (000' US $) for a gold price range of US $800 -$1,700.

Gold Price

Change	IRR	NPV 0%	NPV 5%	NPV 7.5%	NPV 10%
800	-6.7%	$ (654,735)	$ (816,710)	$ (857,480)	$ (882,725)
900	3.7%	$ 599,863	$ (130,756)	$ (326,829)	$ (461,652)
1000	9.5%	$ 1,854,461	$ 555,198	$ 203,821	$ (40,578)
1100	14.1%	$ 3,109,058	$ 1,241,153	$ 734,472	$ 380,496
1200	18.2%	$ 4,363,656	$ 1,927,107	$ 1,265,123	$ 801,570
1300	22.0%	$ 5,618,253	$ 2,613,061	$ 1,795,774	$ 1,222,644
1400	25.5%	$ 6,872,851	$ 3,299,016	$ 2,326,425	$ 1,643,718
1500	28.8%	$ 8,127,448	$ 3,984,970	$ 2,857,075	$ 2,064,791
1600	32.0%	$ 9,382,046	$ 4,670,924	$ 3,387,726	$ 2,485,865
1700	35.1%	$ 10,636,643	$ 5,356,879	$ 3,918,377	$ 2,906,939

Table 7: Variation of Projected Livengood Project IRR and NPV (000' US $) for process recovery change of 85-115% of the base assumption (81.6%) .

Process recovery

Change	IRR	NPV 0%	NPV 5%	NPV 7.5%	NPV 10%
15%	20.7%	$ 5,179,144	$ 2,372,977	$ 1,610,046	$ 1,075,268
10%	18.6%	$ 4,489,115	$ 1,995,703	$ 1,318,188	$ 843,677
5%	16.4%	$ 3,799,087	$ 1,618,428	$ 1,026,330	$ 612,087
0%	14.1%	$ 3,109,058	$ 1,241,153	$ 734,472	$ 380,496
-5%	11.7%	$ 2,419,029	$ 863,878	$ 442,614	$ 148,905
-10%	9.0%	$ 1,729,001	$ 486,603	$ 150,756	$ (82,685)
-15%	6.0%	$ 1,038,972	$ 109,328	$ (141,102)	$ (314,276)

Table 8: Variation of Projected Livengood Project IRR and NPV (000' US $) for change in Opex of 85-115% of the base assumption.

Opex

Change	IRR	NPV 0%	NPV 5%	NPV 7.5%	NPV 10%
15%	9.6%	$ 1,815,100	$ 554,864	$ 210,542	$ (30,494)
10%	11.2%	$ 2,246,419	$ 783,627	$ 385,186	$ 106,503
5%	12.7%	$ 2,677,739	$ 1,012,390	$ 559,829	$ 243,499
0%	14.1%	$ 3,109,058	$ 1,241,153	$ 734,472	$ 380,496
-5%	15.5%	$ 3,540,377	$ 1,469,916	$ 909,115	$ 517,493
-10%	16.8%	$ 3,971,697	$ 1,698,679	$ 1,083,759	$ 654,490
-15%	18.0%	$ 4,403,016	$ 1,927,442	$ 1,258,402	$ 791,486

Table 9: Variation of Projected Livengood Project IRR and NPV (000' US $) for change in Capex of 85-115% of the base assumption (81.6%) .

Capex

Change	IRR	NPV 0%	NPV 5%	NPV 7.5%	NPV 10%
15%	11.5%	$ 2,804,541	$ 983,139	$ 493,698	$ 154,157
10%	12.3%	$ 2,906,047	$ 1,069,143	$ 573,956	$ 229,603
5%	13.2%	$ 3,007,553	$ 1,155,148	$ 654,214	$ 305,050
0%	14.1%	$ 3,109,058	$ 1,241,153	$ 734,472	$ 380,496
-5%	15.2%	$ 3,210,564	$ 1,327,157	$ 814,730	$ 455,943
-10%	16.3%	$ 3,312,069	$ 1,413,162	$ 894,988	$ 531,389
-15%	17.5%	$ 3,413,575	$ 1,499,167	$ 975,246	$ 606,836

21.0 Other Relevant Data and Information

No additional information or explanation is known by the authors of the Livengood Report to be necessary to make the technical report understandable and not misleading.

22.0 Interpretation and Conclusions

A PFS for the Livengood mineral resource is currently underway. The Livengood Report provides an update of the anticipated project configuration, and an overview of the geological, exploration, metallurgical test work, process plant and infrastructure engineering, and surface mine planning work that has been completed to date. A PEA of the updated configuration has been developed which is based on a surface mining operation supplying mineralized material to a processing plant with average throughput of 91,000 tonnes per day. The processing plant would produce gravity and flotation concentrates with gold recovered by Carbon-in-Leach processing of the concentrates. The PEA addresses the basic framework of how gold mineralization will be mined, mineralized material processed, and recovery achieved.

The interpretation and conclusions supplied in the Livengood Report are preliminary and are provided for the purposes of updating information about ITH’s progress in the PFS since the issuance of the November 2010 technical report. The information is subject to revision prior to its incorporation into the final PFS document.

23.0 Recommendations

The Company will continue its investigations and studies at Livengood with a projected FY 2011-2012 budget of US$ 68.1M ($67M CAD). The continuing PFS work accounts for approximately 75% of the expenditure, with the remaining 25% allocated to start up of the preparations for permit submittal and start up of feasibility engineering.

During the Summer 2011 field program, completion of several studies to demonstrate grade continuity and confirm precision of modeling with increased drill density will provide important verification of the resource estimation.

The PEA is preliminary in nature, and is based on forward looking technical and economic assumptions which will be evaluated in the Pre-feasibility Study. The PEA is based on the Livengood in-situ resource model (August 2011, effective date of May 31, 2011) which consists of material in the measured, indicated and inferred classification. Inferred mineral resources are considered too speculative geologically to have technical and economic considerations applied to them. The current basis of project information is not sufficient to convert the in-situ mineral resources to mineral reserves, and mineral resources that are not mineral reserves do not have demonstrated economic viability. Accordingly, there can be no certainty that the results estimated in the PEA will be realized. The PEA results are only intended as an initial, first-pass review of the potential project economics based on preliminary information.

Augmentation of Development Team

ITH has continued to strengthen its technical management structure within the Fairbanks development team with the addition of Mr. Rick Solie to the ITH Fairbanks team as the Community and Government Relations Manager. Mr. Solie has over 20 years of government and public affairs experience as an executive for various Alaska based corporations. Prior to joining ITH, Mr. Solie was the Director of Alaska Government and Community Affairs for Denali – The Alaska Gas Pipeline LLC. He joined Denali from ConocoPhillips where he managed the Fairbanks regional office as Director of Government and Community Relations. Before joining ConocoPhillips, he was the Director, Marketing & Planning for the Fairbanks Memorial Hospital. Mr. Solie has a Bachelor of Arts in Economics from the University of Alaska and is a long-time Alaska resident with substantial experience in different aspects of the Alaska industry and credibility with the Fairbanks community and the State of Alaska.

Use of Financing Proceeds

The Company closed a bought deal short form prospectus and a private placement financing announced September 28, 2010 (the “Offering”) on November 10, 2010. The Company intends to use the net proceeds from the two financings for continued work on its Livengood Gold project in Alaska and for general working capital purposes. The “Use of Proceeds” plan contained in the Company’s short form prospectus dated November 5, 2010, projected total Livengood project expenditures dating from September 1, 2010 (beginning of Q2 for the Fiscal Year ending May 31, 2011) to May 31, 2014. Included in the Use of proceeds plan were the items listed in Table 10.

Table 10 - Components of the ITH net proceeds accounting from September 1, 2010

Cash at September 1, 2010	$31,200,000
Gross proceeds of the Offering	65,000,000
Gross proceeds of the Over-Allotment Option (exercised in full)	9,750,000
Gross proceeds from Private Placement	30,625,000
Less:
Underwriters’ Commission and Offering Cost	(3,737,500)
Offering Costs	$(100,000)

Net Proceeds	$132,737,500

Table 11 compares the total planned and estimated actual expenditures for the Use of Proceeds for the periods Q2, Q3 and Q4 of the Fiscal Year ending May 31, 2011.

Table 11 - Comparison of planned and estimated actual Use of Proceeds (CAD) to date by ITH in Q3 of the
Fiscal Year ended May 31, 2011 [() -negative variance actual less than projected].

		Total Plan	Actual*	Variance
	Total Plan	Year Ended	Q2, Q3 & Q4	Year Ended
Project Cost Center	(2011-2014)	May 31, 2011	to date	May 31, 2011

Project administration	$31,101,700	$3,413,500	$1,743,696	$(1,669,804)
Geological and field operations	67,136,000	22,448,800	26,167,682	3,718,882
Metallurgical studies	6,883,400	1,469,500	1,497,520	28,020
Infrastructure and engineering	8,887,400	1,221,900	2,284,341	1,062,441
Environmental and community engagement	14,431,300	2,452,100	1,753,691	(698,409)
Mining studies	2,415,400	194,200	208,694	14,494
Project integration	1,882,300	-	-	-

Subtotal	132,737,500	31,200,000	33,655,624	2,455,624

Offering costs	-	-	502,208	502,208

Total	$132,737,500	$31,200,000	$34,157,832	$2,957,832

*Unaudited Livengood Project Reporting

The Table 11 variance from the total plan year ended May 31, 2011 is nominally 9 % above the plan value. Approximately half of this variance is related to labor costs associated with changes in the corporate organization and to the Offering Costs both of which were unanticipated. Actual Use of Proceeds was 109% of the plan for the year ended May 31, 2011.

Progress on the planned activities scheduled for the completed year is on schedule, and the planned completion of the PFS is projected in November 2011. Project administration expenditures are below the planned rate, but were adequate for the needs of the project. Geological and field operations achieved higher rates of drill productivity, and were extended beyond the typical winter shutdowns to accelerate infrastructure geotechnical investigations. This required 17% greater expenditure than the plan, due to the additional drilling, extended programs and requirement for helicopter support to move drills and personnel. The acceleration/extension has added confidence that the infrastructure characterization, which is a critical path item in the PFS, will be on schedule. Metallurgical expenditures were nominally on plan. Infrastructure and engineering work has also been accelerated to assure delivery of the PFS requirements and has required additional geotechnical and hydrological investigations. This has required an 87% increase above the planned expenditure. Environmental and community engagement is on schedule, but has required less expenditure than planned. Expenditure for mining studies was nominally on plan for the end of Q4. No expenditure was planned for project integration in current year. Offering costs were higher than expected due to the length of time involved in filing the final short form prospectus.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this MD&A and has approved the disclosure herein. Mr. Pontius is not independent of ITH, as he was the CEO, is on the Board of Directors, and continues to hold common shares and incentive stock options.

Development work at the Livengood Project is directed by Carl E. Brechtel (Colorado PE 23212, Nevada PE 8744). He is a graduate geological engineer with an MS degree in mining engineering. He is a Registered Member of the Society for Mining, Metallurgy and Exploration. Mr. Brechtel has supervised the preparation of some of the technical and economic information that forms the basis for this MD&A and has approved the disclosure herein. Mr. Brechtel is not independent of ITH, as he is the President and COO, and holds incentive stock options.

The geologic work program at Livengood was designed and is supervised by Chris Puchner, Chief Geologist (CPG 07048) of the Company who is a qualified person as defined by National Instrument 43-101. Mr. Puchner is responsible for all aspects of the work, including the quality control/quality assurance program. On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core. Duplicate reverse circulation drill samples are collected with one split sent for analysis. Representative chips are retained for geological logging. On-site personnel at the project log and track all samples prior to sealing and shipping. All sample shipments are sealed and shipped to ALS Chemex in Fairbanks, Alaska, for preparation and then on to ALS Chemex in Reno, Nevada, or Vancouver, B.C., for assay. ALS Chemex’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Risk Factors

Due to the nature of the Company’s proposed business and the present stage of exploration of its Livengood property interests (which is an advanced stage exploration project, but with no known reserves), the following risk factors, among others, will apply:

          Resource Exploration and Development is Generally a Speculative Business: Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets, government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

          While the Livengood project has estimated measured, inferred and indicated resources identified, there are no known reserves on any of the Company’s properties. The majority of exploration projects do not result in the discovery of commercially mineable deposits of ore. Substantial expenditures are required to establish ore reserves through drilling and metallurgical and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercial mineable ore body which can be legally and economically exploited.

          Fluctuation of Metal Prices: Even if commercial quantities of mineral deposits are discovered by the Company, there is no guarantee that a profitable market will exist for the sale of the metals produced. The Company’s long-term viability and profitability depend, in large part, upon the market price of metals which have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major producing regions. There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any such deposits can be mined at a profit.

          Permits and Licenses: The operations of the Company will require licenses and permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays in obtaining, or a failure to obtain, any such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.

          Acquisition of Mineral Claims under Agreements: The agreements pursuant to which the Company has the right to acquire interests in a number of its properties at Livengood provide that the Company must make a series of cash payments over certain time periods and/or expend certain minimum amounts on the exploration of the properties. Failure by the Company to make such payments or make such expenditures in a timely fashion may result in the Company losing its interest in such properties. There can be no assurance that the Company will have, or be able to obtain, the necessary financial resources to be able to maintain all of its property agreements in good standing, or to be able to comply with all of its obligations thereunder, with the result that the Company could forfeit its interest in one or more of its mineral properties.

          Proposed Amendments to the United States General Mining Law of 1872: In recent years, the United States Congress has considered a number of proposed amendments to the U.S. General Mining Law of 1872 (“Mining Law”). If adopted, such legislation, among other things, could impose royalties on mineral production from unpatented mining claims located on United States federal lands (which includes certain of the mining claims at Livengood), result in the denial of permits to mine after the expenditure of significant funds for exploration and development, reduce estimates of mineral reserves and reduce the amount of future exploration and development activity on United States federal lands, all of which could have a material and adverse effect on the Company’s cash flow, results of operations and financial condition.

          Uncertainties Relating to Unpatented Mining Claims: Some of the mining claims at the Livengood property are federal or Alaska State unpatented mining claims. There is a risk that a portion of such unpatented mining claims could be determined to be invalid, in which case the Company could lose the right to mine any minerals contained within those mining claims. Unpatented mining claims are created and maintained in accordance with the applicable US federal and Alaska state mining laws. Unpatented mining claims are unique to United States property interests, and are generally considered to be subject to greater title risk than other real property interests due to the validity of unpatented mining claims often being uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations under the Mining Law. Unpatented mining claims are always subject to possible challenges of third parties or contests by the United States federal or Alaska State governments. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. Title to the unpatented mining claims may also be affected by undetected defects such as unregistered agreements or transfers. The Company has not obtained full title opinions for the majority of its mineral properties. Not all the mineral properties in which the Company has an interest have been surveyed, and their actual extent and location may be in doubt.

          Surface Rights and Access: Although the Company acquires the rights to some or all of the minerals in the ground subject to the mineral tenures that it acquires, or has a right to acquire, in most cases it does not thereby acquire any rights to, or ownership of, the surface to the areas covered by its mineral tenures. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights through the courts can be costly and time consuming. It is necessary to negotiate surface access or to purchase the surface rights if long-term access is required. There can be no guarantee that, despite having the right at law to access the surface and carry on mining activities, the Company will be able to negotiate satisfactory agreements with any such existing landowners/occupiers for such access or purchase of such surface rights, and therefore it may be unable to carry out planned mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in such jurisdiction the outcomes of which cannot be predicted with any certainty. The inability of the Company to secure surface access or purchase required surface rights could materially and adversely affect the timing, cost or overall ability of the Company to develop any mineral deposits it may locate.

          No Assurance of Profitability: The Company has no history of production or earnings and due to the nature of its business there can be no assurance that the Company will be profitable. The Company has not paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future. All of the Company’s properties are in the exploration stage and the Company has not defined or delineated any proven or probable reserves on any of its properties. None of the Company’s properties are currently under development. Continued exploration of its existing properties and the future development of any properties found to be economically feasible, will require significant funds. The only present source of funds available to the Company is through the sale of its equity shares, short-term, high-cost borrowing or the sale or optioning of a portion of its interest in its mineral properties. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists. While the Company may generate additional working capital through further equity offerings, short-term borrowing or through the sale or possible syndication of its properties, there is no assurance that any such funds will be available on favourable terms, or at all. At present, it is impossible to determine what amounts of additional funds, if any, may be required. Failure to raise such additional capital could put the continued viability of the Company at risk.

          Uninsured or Uninsurable Risks: Exploration, development and mining operations involve various hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual or unexpected rock formations, structural cave-ins or slides, flooding, fires, metal losses and periodic interruptions due to inclement or hazardous weather conditions. These risks could result in damage to or destruction of mineral properties, facilities or other property, personal injury, environmental damage, delays in operations, increased cost of operations, monetary losses and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. The Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration and production activities.

          Government Regulation: Any exploration, development or mining operations carried on by the Company will be subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. The Company cannot predict whether or not such legislation, policies or controls, as presently in effect, will remain so, and any changes therein (for example, significant new royalties or taxes), which are completely outside the control of the Company, may materially adversely affect to ability of the Company to continue its planned business within any such jurisdictions.

          Recent market events and conditions: From 2007 into 2010, the U.S. credit markets have experienced serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems have led to a slowdown in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions caused a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

          While these conditions appear to have improved slightly in 2011, unprecedented disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company’s access to additional capital may not be available on terms acceptable to it or at all.

          General economic conditions: The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability. Specifically:

  The global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity the volatility of gold and other base metal prices may impact the Company’s future revenues, profits and cash flow volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs the devaluation and volatility of global stock markets impacts the valuation of the Common Shares, which may impact the Company’s ability to raise funds through the issuance of Common Shares

          These factors could have a material adverse effect on the Company’s financial condition and results of operations.

          Insufficient Financial Resources: The Company does not presently have sufficient financial resources to undertake by itself the preparation of a feasibility study and, if a production decision is made, the construction of a mine at Livengood. The completion of a feasibility study, and any construction of a mine at Livengood following the making of a production decision, will therefore depend upon the Company’s ability to obtain financing through the sale of its equity securities, a possible joint venturing of the project or the securing of significant debt financing. There is no assurance that the Company will be successful in obtaining the required financing to complete a feasibility study or construct and operate a mine at Livengood (should a production decision be made). Failure to raise the required funds could result in the interest of the Company in the Livengood project being significantly diluted, or lost altogether or the Company being unable to complete a feasibility study or construct a mine at Livengood (following any production decision that may be made).

          Financing Risks: The Company has limited financial resources, has no source of operating cash flow and has no assurance that additional funding will be available to it for further exploration and development of the Livengood project or to fulfil its obligations under any applicable agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of Livengood with the possible loss of its interest in such property.

          Dilution to the Company’s existing shareholders: The Company may require additional equity financing be raised in the future. The Company may issue securities on less than favourable terms to raise sufficient capital to fund its business plan. Any transaction involving the issuance of equity securities or securities convertible into Common Shares would result in dilution, possibly substantial, to present and prospective holders of Common Shares.

          Increased costs: Management anticipates that costs at the Company’s projects will frequently be subject to variation from one year to the next due to a number of factors, such as changing ore grade, metallurgy and revisions to mine plans, if any, in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities such as fuel, rubber and electricity. Such commodities are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. A material increase in costs at any significant location could have a significant effect on the Company’s profitability.

          Dependence Upon Others and Key Personnel: The success of the Company’s operations will depend upon numerous factors, many of which are beyond the Company’s control, including (i) the ability of the Company to enter into strategic alliances through a combination of one or more joint ventures, mergers or acquisition transactions; and (ii) the ability to attract and retain additional key personnel in exploration, mine development, sales, marketing, technical support and finance. These and other factors will require the use of outside suppliers as well as the talents and efforts of the Company. There can be no assurance of success with any or all of these factors on which the Company’s operations will depend. The Company has relied and may continue to rely, upon consultants and others for operating expertise.

          Currency Fluctuations: The Company maintains its accounts in Canadian and U.S. dollars, making it subject to foreign currency fluctuations. Such fluctuations may materially affect the Company’s financial position and results.

          Share Price Volatility: In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that significant fluctuations in the trading price of the Company’s common shares will not occur, or that such fluctuations will not materially adversely impact on the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

          Exploration and Mining Risks: Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Substantial expenditures are required to establish reserves through drilling, to develop metallurgical processes, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing mineral properties is affected by many factors including the cost of operations, variations of the grade of ore mined, fluctuations in the price of gold or other minerals produced, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Short term factors, such as the need for orderly development of ore bodies or the processing of new or different grades, may have an adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in geological resources, grades, stripping ratios or recovery rates may affect the economic viability of projects.

          Environmental Restrictions: The activities of the Company are subject to environmental regulations promulgated by government agencies in different countries from time to time. Environmental legislation generally provides for restrictions and prohibitions on spills, releases or emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

         Regulatory Requirements: The activities of the Company are subject to extensive regulations governing various matters, including environmental protection, management and use of toxic substances and explosives, management of natural resources, exploration, development of mines, production and post-closure reclamation, exports, price controls, taxation, regulations concerning business dealings with indigenous peoples, labour standards on occupational health and safety, including mine safety, and historic and cultural preservation. Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties, enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate those suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspension of the Company’s operations and delays in the exploration and development of the Company’s properties.

          Limited Experience with Development-Stage Mining Operations: The Company has limited experience in placing resource properties into production, and its ability to do so will be dependent upon using the services of appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available to it the necessary expertise when and if it places the Livengood project into production.

          Estimates of Mineral Reserves and Resources and Production Risks: The mineral resource estimates included in this MD&A are estimates only and no assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified reserve or resource will ever qualify as a commercially mineable (or viable) deposit which can be legally and economically exploited. The estimating of mineral resources and mineral reserves is a subjective process and the accuracy of mineral resource and mineral reserve estimates is a function of the quantity and quality of available data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting available engineering and geological information. There is significant uncertainty in any mineral resource or mineral reserve estimate and the actual deposits encountered and the economic viability of a deposit may differ materially from the Company’s estimates. In addition, the grade of mineralization ultimately mined may differ from that indicated by drilling results and such differences could be material. Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Short term factors, such as the need for orderly development of deposits or the processing of new or different grades, may have a material adverse effect on mining operations and on the results of operations. There can be no assurance that minerals recovered in small scale laboratory tests will be duplicated in large scale tests under on-site conditions or in production scale operations. Material changes in reserves or resources, grades, stripping ratios or recovery rates may affect the economic viability of projects. The estimated resources described in this MD&A should not be interpreted as assurances of mine life or of the profitability of future operations. Estimated mineral resources and mineral reserves may have to be re-estimated based on changes in applicable commodity prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral resource or mineral reserve estimates. Market price fluctuations for gold, silver or base metals, increased production costs or reduced recovery rates or other factors may render any particular reserves uneconomical or unprofitable to develop at a particular site or sites. A reduction in estimated reserves could require material write downs in investment in the affected mining property and increased amortization, reclamation and closure charges.

          Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

          Enforcement of Civil Liabilities: As substantially all of the assets of the Company and its subsidiaries are located outside of Canada, and certain of the directors and officers of the Company are resident outside of Canada, it may be difficult or impossible to enforce judgements granted by a court in Canada against the assets of the Company or the directors and officers of the Company residing outside of Canada.

          Mining Industry is Intensely Competitive: The Company’s business of the acquisition, exploration and development of mineral properties is intensely competitive. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

          ITH may be a “passive foreign investment company” under the U.S. Internal Revenue Code, which may result in material adverse U.S. federal income tax consequences to investors in Common Shares that are U.S. taxpayers: Investors in Common Shares that are U.S. taxpayers should be aware that ITH believes that it has been in prior years, and expects it will be in the current year, a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If ITH is or becomes a PFIC, generally any gain recognized on the sale of the Common Shares and any “excess distributions” (as specifically defined) paid on the Common Shares must be rateably allocated to each day in a U.S. taxpayer’s holding period for the Common Shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the Common Shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

          Alternatively, a U.S. taxpayer that makes a “qualified electing fund” (a “QEF”) election with respect to ITH generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of ITH’s “net capital gain” and “ordinary earnings” (as specifically defined and calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by ITH. U.S. taxpayers should be aware, however, that there can be no assurance that ITH will satisfy record keeping requirements under the QEF rules or that ITH will supply U.S. taxpayers with required information under the QEF rules, in event that ITH is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if ITH is a PFIC and the Common Shares are “marketable stock” (as specifically defined). A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which ITH is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Common Shares as of the close of such taxable year over (b) such U.S. taxpayer’s adjusted tax basis in the Common Shares.

Selected Financial Information

Selected Annual Information

The Company’s audited consolidated financial statements for the year ended May 31, 2011 (the “Financial Statements”) have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and practices. The following selected financial information is taken from the Company’s Financial Statements for the years ended May 31, 2011, 2010 and 2009 and should be read in conjunction with those statements. Selected annual financial information appears below.

	May 31, 2011	May 31, 2010	May 31, 2009
	$	$	$
Description	(annual)	(annual)	(annual)
Operations:
Interest Income	$675,146	$116,936	$126,402
Consulting fees (including stock-based compensation)	1,570,146	3,722,579	1,236,468
Property investigation	2,557	395	85,739
Wages and benefits (including stock-based compensation)	5,263,652	5,878,461	2,167,850
Investor relations (including stock-based compensation)	1,148,359	1,117,835	518,419
Foreign exchange gain (loss)	41,225	(76)	127,283

Loss from continuing operations	(9,287,012)	(14,264,957)	(6,427,244)
Loss from discontinued operations	(934,157)	(3,603,369)	(3,346,679)
Net and comprehensive loss	(10,221,169)	(17,868,326)	(9,773,923)

Basic and fully diluted loss per share from continuing operations	(0.12)	(0.24)	(0.14)
Basic and fully diluted loss per share from discontinued operations	$(0.01)	$(0.06)	$(0.07)
Balance sheet:
Cash	$111,165,126	$43,460,324	$32,489,341
Total Current Assets	112,391,851	44,218,447	32,845,989
Mineral Properties – continuing
operations	80,169,668	41,849,485	22,363,153
Mineral Properties – discontinued
operations	-	12,245,690	11,054,413
Long term financial liabilities	-	-	-
Cash dividends	$-	$-	$-

Year Ended May 31, 2011 and Transfer of Net Assets

The Company ended the fourth quarter with $111,165,126 of cash and cash equivalents. The Company spent $35,896,786 (2010 - $21,303,867; 2009 - $11,294,605) in exploration costs of continuing operations, used $6,670,925 (2010 - $4,276,027; 2009 - $1,938,845) in operating activities of continuing operations, and raised $113,817,925 (2010 - $38,340,040; 2009 - $36,936,388) through the issuance of common shares, net of costs. Stock-based compensation expense of $3,254,815 (2010 - $7,659,829; 2009 – $2,744,674) from continuing operations in the year ended May 31, 2011 was due to the granting of options and recognizing the expense associated with the vesting of certain stock options granted in the year to employees and consultants.

Discontinued Operations and Transfer of the Nevada and Other Alaska Business under the Arrangement

On August 26, 2010, the Company completed the arrangement under the Plan of Arrangement (“Arrangement”) pursuant to which it transferred its other existing Alaska (other than the Livengood project) and Nevada assets to a new public company, Corvus Gold Inc. (“Corvus”).

Under the Arrangement, each shareholder of the Company received one Corvus common share for every two ITH common shares held as at the effective date of the Arrangement as a return of capital and exchanged each existing common share of ITH for a new common share of ITH. The “new” ITH common shares are identical in every respect (other than CUSIP number) to the “old” ITH common shares. ITH has transferred its wholly-owned subsidiaries, Raven Gold Alaska Inc. (“Raven Gold”), incorporated in Alaska, and Corvus Gold Nevada Inc. (formerly “Talon Gold Nevada Inc.”), incorporated in Nevada to Corvus. As a result of the Arrangement, there was an effective spin-out by ITH of certain of its mineral properties, being Chisna, West Pogo, Terra and LMS in Alaska, and North Bullfrog in Nevada (the “Spin-out Properties”), (together the “Nevada and Other Alaska Business”) to Corvus.

The Company did not realize any gain or loss on the transfer of the Nevada and Other Alaska Business, which was comprised of a working capital contribution of $3,300,000 in cash and the Nevada and Other Alaska Business assets and liabilities as at the effective date of the Arrangement. Costs of the Arrangement, comprised principally of legal and regulatory expense, off-set by property facilitation payments and interest from payments made in connection with the Chisna spin-out property, amounted to a net expense of $282,442 (2010 - $25,961 net recovery; 2009 - $nil net expenses) during the year.

As a result of the Arrangement being completed, the Company has accounted for results related to the Nevada and Other Alaska Business up to the effective date of the Arrangement as discontinued operations (see below) and as a result the balance sheet of the Company at May 31, 2011 excludes the assets and liabilities related to the discontinued operations and reflects the decreased deficit which arises on the transfer of the Nevada and Other Alaska Business assets to Corvus, consequently, there are significant differences when compared to the year ended May 31, 2010. Due to the ongoing exploration at Livengood and the transfer of $3.3 million in cash and the Nevada and Other Alaska Business to Corvus, the net assets of the Company have decreased by approximately $12.8 million.

The Company has, in accordance with CICA 3475, “Disposal of Long-lived Assets and Discontinued Operations”, accounted for the financial results associated with the Nevada and Other Alaska Business up to the date of the Arrangement as discontinued operations in its consolidated financial statements and has reclassified the related amounts for the current and prior period.

The amount recognized as loss from discontinued operations includes the direct operating results of the Nevada and Other Alaska Business and an allocation of head office general and administrative expense. The allocation of head office general and administrative expense was calculated on the basis of the ratio of costs incurred on the Spin-out Properties in each period presented as compared to the costs incurred on all mineral properties of the Company in each of the periods. Management cautions readers of the Company’s consolidated financial statements that the allocation of expenses does not necessarily reflect future general and administrative expenses.

The following table shows the results related to discontinued operations for the years ended May 31, 2011 and 2010. Included therein is $756,202 (2010 - $2,241,363) of stock-based compensation charges:

	2011	2010

Administration	$1,780	$8,712
Charitable donations	5,413	14,819
Consulting fees	265,721	1,089,274
Foreign exchange (gain) loss	(20,318)	7,181
Insurance	10,099	37,633
Investor relations	130,737	327,092
Office and miscellaneous	7,214	29,614
Professional fees	40,741	182,477
Property investigations	291	83
Regulatory	3,816	66,040
Rent	5,302	26,180
Telephone	2,418	7,099
Travel	5,625	37,757
Wages and benefits	475,318	1,769,408
Write-off of mineral properties	-	-

Loss from discontinued operations	$934,157	$3,603,369

The transfer of the assets is summarized in the table below:

	August 25, 2010	May 31, 2010

Cash and cash equivalents	$1,203,240	$-
Accounts receivable	199	97
Prepaid expenses	3,200	13,566
Mineral Properties	12,392,408	12,245,690
Accounts payable	(773,264)	(85,094)

Net assets transferred to Corvus	$12,825,783

Comparison to Selected Prior Quarterly Periods

The following selected financial information is a summary of quarterly results taken from the Company’s audited consolidated financial statements of the Company. The information relates to the Company’s continuing operations.

Three months ended May 31	2011	2010

Interest Income	$317,865	$29,643
Stock-based compensation	190,868	6,849,480
Net loss from continuing operations	(1,603,186)	(7,762,533)
Basic and diluted loss per common share from continuing operations	$(0.02)	$(0.13)

	May 31,	May 31,
As at	2011	2010

Working capital from continuing operations	$108,354,423	$43,016,919
Total assets from continuing operations	$192,705,090	$86,134,309
Total liabilities from continuing operations	$4,037,428	$1,187,865
Share capital	$215,544,180	$124,277,370

Year ended May 31, 2011 Compared to Year ended May 31, 2010

For the year ended May 31, 2011, the Company had loss from continuing operations of $9,287,012, as compared to loss of $14,264,957 in the prior year. The decreased loss of $4,977,945 in the current year was due to a combination of factors discussed below.

General and administrative (operating) expenses for the year totalled $10,857,916 compared to $15,733,858 in 2010. These figures combine the Company’s continued and discontinued operations as overall expense categories and are best understood on a combined basis for this quarter due to the timing of the Arrangement transaction late in the first quarter on August 25, 2010. As discussed above, operating costs were allocated to Corvus on the basis of the ratio of Spin-out Properties book values to the book values of all properties during the quarter and up to the date of the Arrangement transaction. For the year ended May 31, 2011, 19.8% of eligible costs from June 1 to the date of the Arrangement were allocated to Corvus.

		Allocated to
2011	Combined	Corvus	Net to ITH

Administration	$33,324	$(1,780)	$31,544
Amortization	42,375	-	42,375
Charitable donations	70,050	(5,413)	64,637
Consulting fees	1,835,867	(265,721)	1,570,146
Insurance	225,327	(10,099)	215,228
Investor relations	1,279,096	(130,737)	1,148,359
Office and miscellaneous	289,054	(7,214)	281,840
Professional fees	708,146	(40,741)	667,405
Property investigation	2,848	(291)	2,557
Regulatory	191,937	(3,816)	188,121
Rent	172,999	(5,302)	167,697
Telephone	52,106	(2,418)	49,688
Travel	215,817	(5,625)	210,192
Wages and benefits	5,738,970	(475,318)	5,263,652

Subtotal	(10,857,916)	954,475	(9,903,441)
Foreign exchange loss (gain)	61,543	(20,318)	41,225
Interest income	675,146	-	675,146
Spin-out (cost) recovery	(282,442)	-	(282,442)
Unrealized gain on held for trading investment	182,500	-	182,500

	$(10,221,169)	$934,157	$(9,287,012)

		Allocated to
2010	Combined	Corvus	Net to ITH

Administration	$38,484	$(8,712)	$29,772
Amortization	28,477	-	28,477
Charitable donations	65,459	(14,819)	50,640
Consulting fees	4,811,853	(1,089,274)	3,722,579
Insurance	166,240	(37,633)	128,607
Investor relations	1,444,927	(327,092)	1,117,835
Office and miscellaneous	128,738	(29,614)	99,124
Professional fees	797,345	(182,477)	614,868
Property investigation	478	(83)	395
Regulatory	290,183	(66,040)	224,143
Rent	115,653	(26,180)	89,473
Telephone	31,360	(7,099)	24,261
Travel	166,792	(37,757)	129,035
Wages and benefits	7,647,869	(1,769,408)	5,878,461

Subtotal	(15,733,858)	3,596,188	(12,137,670)
Foreign exchange loss (gain)	(7,257)	7,181	(76)
Interest income	116,936	-	116,936
Spin-out (cost) recovery	25,961	-	25,961
Write-off mineral properties	(2,372,358)	-	(2,372,358)
Unrealized gain on held for trading investment	102,250	-	102,250

	$(17,868,326)	$3,603,369	$(14,264,957)

During the year ended May 31, 2011, some expense categories increased significantly when compared with the prior year.

Consulting fees decreased to $1,570,146 (2010 - $3,722,579) mainly due to SBC expense of $1,010,894 during the current year compared to $3,295,260 in the prior year. The increase of $131,933 is mainly due to increase in consulting personnel in the current year compared to the prior year.

Investor relations expenses increased to $1,148,359 (2010 - $1,117,835) due to SBC expense of $366,667 during the current year compared to $710,090 in the prior year. The additional increase of $373,947 was due to a combination of an increase in the number of personnel, an increase in investor relations-related travelling, an increase in the number and amount of mail-outs, printing and reproduction due to the Company’s increased effort in fully informing the investment community during the Arrangement process.

Professional fees increased to $667,405 (2010 - $614,868) mainly due to SBC expenses of $87,356 during the current year compared to $59,481 in the prior year. As well, the Company increased its audit accrual in the current year by approximately $30,000 in anticipation of the increased disclosure requirements due to the Arrangement.

Wages and benefits decreased to $5,263,652 (2010 – $5,878,461) as a result of SBC expense of $1,789,898 during the current year compared to $3,594,998 in the prior year. The additional increase was due to higher labour costs per person combined with additional personnel and officers being hired in the current year.

Insurance costs increased to $215,228 (2010 – $128,607) due to increased coverage for general liability and contractor equipment now required for the level of exploration activity currently underway at Livengood. Travel expenses increased to $210,192 (2010 - $129,035) due to increase in personnel and increase in activities in Livengood.

Amortization expenses increased to $42,375 (2010 - $28,477) due to the amortization of remaining balance in leasehold improvements in the Vancouver office after relocation. Regulatory expenses decreased to $188,121 (2010 - $224,143) mainly due to the cost of original listing fee of $200,000 paid to the TSX in the prior year. Rent increased to $167,697 (2010 - $89,473) and telephone expenses increased to $49,688 (2010 - $24,261) due to additional expenses incurred in the Alaska office. Office and miscellaneous expenses increased to $281,840 (2010 - $99,124) for additional expenses on Alaska’s office and software purchased.

Other expenses categories which reflected only moderate change period over period were charitable donations of $64,637 (2010 - $50,640), property investigation expenses of $2,557 (2010 - $395) and administration expenses of $31,544 (2010 - $29,772).

Other items amounted to a gain of $616,429 compared to a loss of $2,127,287 in the prior year. The decreased loss in the current year resulted from an increase in interest income to $675,146 (2010 – $116,936) due to the Company having a stronger cash position. There was an additional net expense of $282,442 related to legal and regulatory expense, off-set by property facilitation payments and interest from earned-in of the Chisna spin-out property due to the Arrangement in the current year compared to $25,961 net recovery in the prior year. The additional expense was offset by the write-off of mineral property expenses of $2,372,358 in the prior year. The changes in foreign exchange gain of $41,225 (2010 – $76 loss) and the unrealized gain on held-for-trading investments of $182,500 (2010 - $102,250) are both the result of factors outside of the Company’s control.

Three Months ended May 31, 2011 compared to Three Months ended May 31, 2010

The Company incurred a net loss of $1,603,186 for the quarter ended May 31, 2011, compared to a net loss of $9,915,596 in the same period of the prior year. Besides stock-based compensation of $190,868 (2010 - $6,849,480), the decrease in the net loss was due mainly to the following:

Consulting fees decreased to $273,785 (2010 - $3,369,139) as a result of SBC expense of $nil during the current period compared to $3,295,260 in the comparative period of the prior year. The increase of $199,906 is mainly due to increase in consulting personnel in the current period compared to the same period in the prior year.

Investor relations expenses decreased to $170,639 (2010 - $677,685) due to SBC expense of $54,019 during the current quarter compared to $553,304 in the comparative quarter of the prior year.

Professional fees decreased to $211,128 (2010 - $307,472) due to SBC expense of $14,405 during the current period compared to $59,481 in the comparative period of the prior year. The decrease of $51,268 is due to the Company having additional legal fees in the comparative period of the prior year leading up to the Arrangement of approximately $50,000.

Wages and benefits decreased to $965,685 (2010 – $3,279,530) as a result of SBC expense of $122,444 during the current period compared to $2,941,435 in the comparative period of the prior year. The remaining increase was due to higher labour costs per person combined with additional personnel and officers being hired in the current period.

Insurance costs increased to $52,099 (2010 – $41,476) due to increased coverage for general liability and contractor equipment now required for the level of exploration activity currently underway at Livengood. Travel expenses increased to $91,556 (2010 - $39,697) due to increase in personnel and increase in activities in Livengood.

Regulatory expenses increased to $88,282 (2010 - $45,737) mainly due increased cost of the base and variable fee paid to the TSX in the current period. Office and miscellaneous expenses increased to $70,133 (2010 - $28,776) for additional expenses on Alaska’s office. Rent increased to $48,436 (2010 - $26,655) and telephone expenses increased to $13,765 (2010 - $9,908) due to additional expenses incurred in the Alaska office. Amortization expenses increased to $20,580 (2010 - $6,415) due to the amortization of remaining balance in leasehold improvements in the Vancouver office after relocation.

Other expenses categories which reflected only moderate change period over period were charitable donations of $11,207 (2010 - $31,767) and administration expenses of $4,461 (2010 - $8,324).

Other items amounted to a gain of $418,843 compared to a gain of $109,259 in the same period of the prior year. The increased gain in the current period resulted from an increase in interest income to $317,865 (2010 – $29,643) due to the Company having a stronger cash position. There was an additional net recovery of $217,660 related to legal and regulatory expense, off-set by property facilitation payments and interest from payments in connection with the Chisna spin-out property due to the Arrangement in the current period compared to $25,961 net recovery in the comparative period of the prior year. The changes in foreign exchange gain of $29,818 (2010 – $13,143 loss) and the unrealized loss on held for trading investments of $146,500 (2010 - $53,500 (gain)) are both the result of factors outside of the Company’s control.

Stock-based compensation (“SBC”)

SBC charges for the year ended May 31, 2011 of $3,254,815 (2010 - $7,659,829) were allocated as follows:

	Before allocation		After Allocation
2011	of SBC	SBC	of SBC

Consulting	$559,252	$1,010,894	$1,570,146
Investor relations	781,692	366,667	1,148,359
Professional fees	580,049	87,356	667,405
Wages and benefits	3,473,754	1,789,898	5,263,652

		$3,254,815

	Before allocation		After Allocation
2010	of SBC	SBC	of SBC

Consulting	$427,319	$3,295,260	$3,722,579
Investor relations	407,745	710,090	1,117,835
Professional fees	555,387	59,481	614,868
Wages and benefits	2,283,463	3,594,998	5,878,461

		$7,659,829

Supplemental Information:
Comparison to Prior Quarterly Periods

The following selected financial information is a summary of quarterly results taken from the Company’s unaudited quarterly consolidated financial statements:

	May 31,	February 28,	November 30,	August 31,
Description	2011	2011	2010	2010

Interest Income	$317,865	$269,602	$27,142	$60,537
Net loss – continuing operations	(1,603,186)	(1,363,198)	(2,152,456)	(4,168,172)
Net loss – discontinued operations	-	-	-	(934,157)
Net loss	(1,603,186)	(1,363,198)	(2,152,456)	(5,102,329)
Basic and diluted loss per common share	$(0.01)	$(0.02)	$(0.03)	$(0.08)

	May 31,	February 28,	November 30,	August 31,
Description	2010	2010	2009	2009

Interest Income	$29,643	$28,488	$32,077	$26,728
Net loss – continuing operations	(7,762,533)	(3,373,101)	(2,507,666)	(621,657)
Net loss – discontinued operations	(2,153,063)	(531,654)	(679,950)	(238,702)
Net loss	(9,915,596)	(3,904,755)	(3,187,616)	(860,359)
Basic and diluted loss per common share from continuing operations	$(0.16)	$(0.07)	$(0.05)	$(0.02)

The previous discussion discusses the reasons for some of the variations in the quarterly numbers but, as with most junior mineral exploration companies, the results of operations (including interest income and net losses) are not the main factor in establishing the financial health of the Company. Of far greater significance are the mineral properties in which the Company has, or may earn an interest, its working capital and how many shares it has outstanding. The variation seen over such quarters is primarily dependent upon the success of the Company’s ongoing property evaluation program and the timing and results of the Company’s exploration activities on its then current properties (following the spin-out of its non-Livengood properties to Corvus, its only mineral property is the Livengood project), none of which are possible to predict with any accuracy. There are no general trends regarding the Company’s quarterly results, and the Company’s business of mineral exploration is not seasonal. Quarterly results can vary significantly depending on whether the Company has abandoned any properties or granted any stock options or paid any employee bonuses and these are the factors that account for material variations in the Company’s quarterly net losses, none of which are predictable. The write-off of mineral properties can have a material effect on quarterly results as and when they occur (as, for example in the quarters ended November 30, 2009 and February 28, 2010). Another factor which can cause a material variation in net loss on a quarterly basis is the grant of stock option due to the resulting stock-based compensation charges which can be significant when they arise. This can be seen in the quarters ended February 28, 2010 and May 31, 2010). The payment of employee bonuses (which tend to be awarded in November/December), being once-yearly charges can also materially affect operating losses (as, for example, in the quarters ended February 28, 2010 and February 28, 2011). General operating costs other than the specific items noted above tend to be quite similar from period to period, although they will increase quarter over quarter as the Company increases the number of employees as necessary to meet the requirements of its increased work at the Livengood project. The variation in income is related solely to the interest earned on funds held by the Company, which is dependent upon the success of the Company in raising the required financing for its activities which will vary with overall market conditions, and is therefore difficult to predict.

Liquidity and Capital Resources

The Company has no revenue generating operations from which it can internally generate funds. To date, the Company’s ongoing operations have been predominantly financed by the sale of its equity securities by way of private placements and the subsequent exercise of share purchase warrants and broker warrants and options issued in connection with such private placements. However, the exercise of warrants/options is dependent primarily on the market price and overall market liquidity of the Company’s securities at or near the expiry date of such warrants/options (over which the Company has no control) and therefore there can be no guarantee that any existing warrants/options will be exercised. This situation is unlikely to change until such time as the Company can develop a bankable feasibility study for the Livengood projects.

As at May 31, 2011, the Company reported cash and cash equivalents of $111,165,126 compared to $43,460,324 at May 31, 2010. The increase of approximately $68 million resulted both from the completion of the Arrangement, pursuant to which $3.3 million in cash and the Spin-out Properties and associated expenses plus an allocation of administrative expenses, were transferred to Corvus, and from the expenditures on its Livengood project through the 2010-2011 exploration season. The Company continues to utilize its cash resources to fund the Livengood project exploration and administrative requirements. During the year ended May 31, 2011, the Company had changes in its cash position as the net result of share issuances in financing activities totalling $113,817,925 (2010 - $38,340,040) for the year, being issuances to AngloGold on a private placement basis for gross proceeds of $8,776,508 (2010 - $3,630,650), a bought deal and non-brokered financings at $6.25 per share for gross proceeds of $100,657,719 (2010 – non-brokered financings at $6.00 per share for gross proceeds of $30,000,000) plus the issuance of shares upon the exercise of incentive stock options and warrants for proceeds of $8,644,792 (2010 - $6,003,358). Share issuance costs for the foregoing totalled $4,261,094 (2010 - $1,293,968). Offsetting this were investing activities comprised primarily of mineral property expenditures of $35,896,786 (2010 - $21,303,867), purchase of property and equipment of $105,906 (2010 - $41,248) and general operating costs of $6,670,925 (2010 - $4,276,027) during the period.

As at May 31, 2011, the Company had working capital of $108,354,423 compared to working capital of $42,945,488 at May 31, 2010. The Company expects that it will operate at a loss for the foreseeable future, but believes the current cash and cash equivalents will be sufficient for it to complete the planned exploration programs and pre-feasibility/feasibility study activities at Livengood, and its currently anticipated general and administrative costs, for the next 32 months to April 2014. However, the Company will require significant additional financing to continue its operations (including general and administrative expenses) beyond that date, particularly in connection with any post feasibility study activities at Livengood and the development of any mine that may be determined to be built at Livengood, and there is no assurance that the Company will be able to obtain the additional financing required on acceptable terms, if at all. In addition, any significant delays in the issuance of required permits for the ongoing work at Livengood, or unexpected results in connection with the ongoing work, could result in the Company being required to raise additional funds to complete the feasibility study.

Despite the Company’s success to date in raising significant equity financing to fund its operations, there is significant uncertainty that the Company will be able to secure any additional financing in the current or future equity markets – see “Risk Factors – Insufficient Financial Resources/Share Price Volatility”. The quantity of funds to be raised and the terms of any proposed equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise. Specific plans related to the use of proceeds will be devised once financing has been completed and management knows what funds will be available for these purposes.

The Company has no exposure to any asset-backed commercial paper. Other than cash held by its subsidiaries for their immediate operating needs in Alaska and Colorado, all of the Company’s cash reserves are on deposit with a major Canadian chartered bank or invested in Government of Canada Treasury Bills or Banker’s Acceptances issued by major Canadian chartered banks. The Company does not believe that the credit, liquidity or market risks with respect thereto have increased as a result of the current market conditions. However, to achieve greater security for the preservation of its capital, the Company has, of necessity, been required to accept lower rates of interest which has also lowered its potential interest income.

The following table discloses, as of August 31, 2011 the Company’s contractual obligations for optional mineral property payments and work commitments and committed office and equipment lease obligations. The Company does not have any long-term debt or loan obligations. Under the terms of the Company’s mineral property purchase agreements, mineral leases and the terms of the unpatented mineral claims held by it, the Company is required to make certain scheduled acquisition payments, incur certain levels of expenditures, make lease and/or advance royalty payments, make payments to government authorities and incur assessment work expenditures as summarized in the table below in order to maintain and preserve the Company’s interests in the related mineral properties. If the Company is unable or unwilling to make any such payments or incur and such expenditures, it is likely that the Company would lose or forfeit its rights to acquire or hold the related mineral properties. The following table assumes that the Company retains the rights to all of its current mineral properties and exercises the purchase option under an existing ten-year mineral property lease required to be exercised on or before September 1, 2016 (the end of the term of the lease), but no other lease purchase or royalty buyout options:

Contractual Obligations	Payments Due by Period(4)
	Total	Prior to May 31, 2012 (9 months)	June 1, 2012 to May 31, 2015 (36 months)	June 1, 2015 to May 31, 2018 (36 months)
Mineral Property Leases(1)(2)	12,751,859	141,359	11,302,750	1,307,750
Mining Claim Government Fees	373,590	53,370	160,110	160,110
Office and Equipment Lease Obligations(3)	2,863,173	340,775	1,323,497	1,198,901
Total Contractual Obligations	15,988,622	535,504	12,786,357	2,666,761

Notes:

1.	Does not include required work expenditures, as it is assumed that the required expenditure level is significantly below the work for which will actually be carried out by the Company.
2.	Does not include potential royalties that may be payable (other than annual minimum royalty payments).

3.	Assumes that current office and storage leases are extended beyond current termination dates at the same terms.
4.	Assumes CAD and USD at par.

Transactions with Related Parties

During the three months ended May 31, 2011, the Company incurred the following related party expenditures. These figures do not include stock-based compensation.

Name	Relationship	Purpose of transaction	Amount

Steve Aaker	Director of the Company	Director’s fees	$7,500
Daniel Carriere	Director of the Company	Director’s fees	$7,500
Anton Drescher	Director of the Company	Director’s fees	$7,500
Timothy Haddon	Director of the Company	Director’s fees	$7,500
Ronald Sheardown	Director of the Company	Director’s fees	$8,000
Jeff Pontius	Director and former CEO of the Company (resigned on June 1, 2011)	Wages & Benefits	$72,535
Carl Brechtel	President & COO of the Company	Wages & Benefits	$60,554
Lawrence Talbot	VP & General Counsel of the Company	Wages & Benefits	$12,500
Russell E. Myers	VP, Exploration of the Company	Wages & Benefits	$47,148
Winslow Associates Management and Communications Inc.	Company controlled by the CFO of the Company	Consulting	$22,500
Marla Ritchie	Corporate Secretary VP Corporate Communications	Consulting	$3,000
Shirley Zhou	(commenced January 11, 2011)	Investor relations	$41,598
Lawrence W. Talbot Law Corporation	Company controlled by VP & General Counsel of the Company	Professional fees	$12,500
Cardero Resource Corp.	Company with common officers and directors	Administration	$4,461
Cardero Resource Corp.	Company with common officers and directors	Rent	$7,274

The Company has entered into a retainer agreement dated August 1, 2008 with Lawrence W. Talbot Law Corporation (“LWTLC”), pursuant to which LWTLC agrees to provide legal services to the Company. Pursuant to the retainer agreement, the Company has agreed to pay LWTLC a minimum annual retainer of $50,000 (plus applicable taxes and disbursements). The retainer agreement may be terminated by LWTLC on reasonable notice, and by the Company on one year’s notice (or payment of one year’s retainer in lieu of notice). An officer of the Company is a director and shareholder of LWTLC.

The Company also entered into a private placement transaction with AngloGold as discussed under “Financing Activities”. This transaction is considered to be a related party transaction by virtue of the ownership by AngloGold of in excess of 10% of the Company’s outstanding common shares.

These transactions with related parties have been valued in these consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Proposed Transactions

As at the date of this MD&A there are no proposed transactions that the board of directors, or senior management who believe that confirmation of the decision by the board is probable, have decided to proceed with and that have not been publicly disclosed, except that management of the Company, having been granted authority to do so by the board, is currently negotiating with a number of landowners to acquire additional ground in the vicinity of the Livengood project and believes that it will be successful in negotiating one or more of such acquisitions at prices acceptable to the Company. If this is the case, the Company will proceed with such acquisitions. However, to date, no agreements regarding any such acquisitions have been executed and there can be no certainty that any such agreements will be successfully concluded or executed.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Areas requiring the use of estimates in the preparation of the Company’s consolidated financial statements include the rates of amortization for equipment, the recoverability of mineral properties, the assumptions used in the determination of the fair value of financial instruments and SBC, allocation of administrative expenses to discontinued operations, and the determination of the valuation allowance for future income tax assets and accruals. Management believes the estimates used are reasonable; however, actual results could differ materially from those estimates and, if so, would impact future results of operations and cash flows.

Changes in Accounting Policies Including Initial Adoption

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board has confirmed that effective on January 1, 2011, IFRS will replace Canadian GAAP as the basis for accounting for publicly accountable enterprises. The first period reported under IFRS by the Company will be the three month period ended August 31, 2011 and the Company’s first fiscal year end date under IFRS will be the fiscal year ending May 31, 2012.

The change from Canadian GAAP to IFRS will be a significant undertaking and may have significant effects on the Company’s accounting, internal controls, disclosure controls and financial statement presentation.

Design and planning

The Company commenced transition plan development in 2009. The Company has determined its preliminary IFRS policy decisions and significant expected accounting differences, based on an analysis of the current IFRS standards, and the following section outlines each of these. As the conversion work continues, additional differences between Canadian GAAP and IFRS may be identified. As a result, these accounting policy choices may change prior to the adoption of IFRS on June 1, 2011. Although the Company has identified key accounting policy differences, the impact of these differences to its consolidated financial statements has not been determined at this time. Decisions with respect to accounting policy changes, outlined below, may change once management has quantified and thoroughly analyzed the effects of such changes and has presented them for final review and approval by the Company’s Audit Committee.

First-time Adoption of IFRS (IFRS 1)

In the first year of transition to IFRS, a company is allowed to elect certain exceptions from IFRS not to apply each IFRS on a retrospective basis. IFRS 1 has certain mandatory exemptions as well as limited optional exemptions. Based on analysis to date, the Company expects to apply the following optional exemptions under IFRS 1 that will be significant in preparing the financial statements under IFRS:

Share-Based Payments

A company may elect not to apply IFRS 2 “Share-Based Payments” to equity instruments which vested before the transition date to IFRS. The Company will elect, on transition to IFRS, to apply the optional exemption such that equity instruments which vested prior to the transition date of June 1, 2010, will not be restated.

Accounting policies

The Company has determined that the main impact of IFRS on the Company will involve a significant increase in note disclosure as well as certain presentation differences.

Property, plant and equipment

Although the design stage is not completed yet, the Company is not expecting to apply the fair value method to determine the deemed opening cost under IFRS which is one of the significant IFRS 1 exemptions.

The accounting policy of the Company will be amended to:

  Review useful life, residual value and method of depreciation on an annual basis.
  Identify all significant components and their respective useful lives.
  Capitalize major maintenance and replacement of significant parts and derecognize the carrying value of the replaced parts.
  Include constructive obligations for significant dismantling and removal costs.

Financial instruments

The accounting policy of the Company will be amended to:

  Include changes to impairments of financial assets and their possible reversal.
  Detail the conditions that need to be met for the designation of a financial instrument as “fair value through profit and loss”.

Impairment of assets

The accounting policy of the Company will be amended to:

  Change the assessment method of whether impairment exists. The two step approach allowed under Canadian GAAP is not acceptable under IFRS. Therefore, the discounted cash flows are taken as an indication to determine impairment.

Share-based payments

Canadian GAAP allows certain policy choices in the calculation of stock based compensation. The Company currently amortizes grants in their entirety on a straight-line basis over the vesting term. IFRS standards require each tranche in the grant to be amortized over its respective vesting period. As a result of these changes, share-based compensation expense will be accelerated under IFRS. At each reporting date, the amount recognized as SBC under IFRS is adjusted to reflect management’s estimate of forfeiture, whereas under Canadian GAAP forfeitures are recorded when incurred. In addition, unvested options at May 31, 2010 will be re-valued under IFRS, with consequent adjustments to opening retained earnings. The Company currently has unvested options as at May 31, 2011.

This list should not be regarded as a complete list of changes that will result from transition to IFRS. It is intended to highlight those areas we believe to be most significant; however, our analysis of possible changes is still in process and not all decisions have been made where choices of accounting policies are available. Until our adoption date is finalized, the Company is not able to reliably quantify the impacts expected on our consolidated financial statements for these differences.

Presentation and disclosure

IFRS will require more in depth disclosure. The Company has taken the necessary steps to adjust the system requirements to ensure appropriate data collection for disclosure purposes.

Post implementation

During this stage the Company will perform a review of the IFRS transition and ensure the preparation of financial statements in compliance with IFRS without external support.

The Company will stay informed on the upcoming changes to the IFRS based on the projects in place or to be initiated by the International Accounting Standards Board and will adjust its plan accordingly to include all key elements to ensure its compliance during 2011.

Changes in Accounting Policies Including Initial Adoption

There have been no changes in accounting policies since June 1, 2010, being the start of the Company’s most recently completed fiscal year.

Financial Instruments and Other Instruments

The carrying values of the Company’s financial instruments, which include cash and cash equivalents, marketable securities, accounts receivable, and accounts payable and accrued liabilities, approximate their respective fair values due to their short-term maturity. Due to the short term of all such instruments, the Company does not believe that it is exposed to any material risk with respect thereto.

The Company’s cash and cash equivalents at May 31, 2011 was $111,165,126 of which $4,002,559 was held in US dollars.

The Company’s accounts receivables and payables at May 31, 2011 were normal course business items that are settled on a regular basis. The Company’s investment in Millrock Resources Inc. (‘Millrock”) and Ocean Park Ventures Corp. (“OPV”) were carried at quoted market value, and were classified as “held-for-trading” for accounting purposes. The Company has no current plans to dispose of any significant portion of its investments in Millrock and OPV.

Management’s Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with GAAP in Canada and in the United States of America. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions and dispositions of the assets of the Company; providing reasonable assurance that transactions are recorded as necessary for preparation of the Company’s consolidated financial statements in accordance with GAAP; providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of the Company’s consolidated financial statements would be prevented or detected.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting based on the framework and criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of May 31, 2011.

Changes in Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Chief Executive Officer and Chief Financial Officer have concluded that there has been no change in the Company’s internal control over financial reporting during the three months ended May 31, 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Disclosure of Outstanding Share Data (At August 26, 2011)

Authorized and Issued capital stock:

Authorized	Issued	Value

500,000,000 common shares without par value	86,683,919	$215,774,130

Incentive Stock Options Outstanding:

Number	Exercise Price	Expiry Date

250,000	$ 7.95	January 12, 2012
2,660,000	$ 7.34	April 14, 2012
1,390,000	$ 6.57	August 19, 2012
265,000	$ 9.15	January 10, 2013
1,000,000	$ 8.35	May 9, 2016
950,000	$ 7.47	July 28, 2013
650,000	$ 8.07	August 24, 2016

7,165,000

Warrants Outstanding:

There were no share purchase warrants outstanding at the date of this MD&A.

Additional Sources of Information

Additional disclosures pertaining to the Company, including its most recent Annual Information Form, financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.ithmines.com. Readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.